UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

November 25, 2025 (November 24, 2025)

Date of Report (date of earliest event reported)

Fulton Financial Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	001-39680	23-2195389
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Penn Square, P.O. Box 4887 Lancaster, Pennsylvania	17604
(Address of Principal Executive Offices)	(Zip Code)

(717) 291-2411

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $2.50	FULT	The Nasdaq Stock Market, LLC
Depositary Shares, Each Representing 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	FULTP	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On November 24, 2025, Fulton Financial Corporation, a Pennsylvania corporation (“Fulton”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blue Foundry Bancorp, a Delaware corporation (“Blue Foundry”). The Merger Agreement provides that, upon the terms and conditions set forth therein, Blue Foundry will merge with and into Fulton (the “Merger”), with Fulton surviving the Merger. Following the Merger, Blue Foundry Bank, a New Jersey-chartered stock savings bank and wholly owned subsidiary of Blue Foundry, will merge with and into Fulton Bank, N.A., a national banking association and wholly owned subsidiary of Fulton (the “Bank Merger”), with Fulton Bank continuing as the surviving bank in the Bank Merger. The boards of directors of each of Fulton and Blue Foundry have unanimously approved the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, $0.01 par value per share, of Blue Foundry (“Blue Foundry Common Stock”) issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive 0.650 of a share of common stock, par value $2.50 per share, of Fulton (“Fulton Common Stock”) and cash in lieu of fractional shares (the “Merger Consideration”).

Pursuant to the Merger Agreement, at the Effective Time, each option to purchase shares of Blue Foundry Common Stock (“Blue Foundry Option”) granted under Blue Foundry’s equity compensation plan that is outstanding immediately prior to the Effective Time will fully vest (to the extent unvested) and be cancelled and converted into the right to receive from Fulton a cash payment equal to the product of (i) the number of shares of Blue Foundry Common Stock subject to such Blue Foundry Option as of immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (a) the cashout price of such Blue Foundry Option (as specified in the Merger Agreement) over (b) the exercise price per share of Blue Foundry Common Stock subject to such Blue Foundry Option immediately prior to the Effective Time. If the per share exercise price of a Blue Foundry Option that is outstanding immediately prior to the Effective Time is equal to or greater than the cashout price of such Blue Foundry Option (as specified in the Merger Agreement), such Blue Foundry Option will be cancelled at the Effective Time for no consideration.

The Merger Agreement also provides that each award in respect of a share of Blue Foundry Common Stock subject to vesting, repurchase or other time-based or performance-based lapse restrictions (“Blue Foundry Restricted Stock Award”) granted under Blue Foundry’s equity compensation plan that is outstanding immediately prior to the Effective Time will fully vest at the Effective Time, and each such Blue Foundry Restricted Stock Award will be considered an outstanding share of Blue Foundry Common Stock and, at the Effective Time, will be converted into, and will be cancelled in exchange for, the right to receive the Merger Consideration.

The Merger Agreement contains customary representations and warranties from both Fulton and Blue Foundry with respect to it and its respective subsidiaries’ businesses. Each party has also agreed to customary covenants, including, in the case of Blue Foundry, covenants relating to: (i) the conduct of Blue Foundry’s business during the interim period between the execution of the Merger Agreement and the Effective Time; (ii) the obligation of Blue Foundry to call a meeting of its stockholders to approve the Merger Agreement by the affirmative vote of a majority of the outstanding shares of Blue Foundry Common Stock entitled to vote thereon (“Blue Foundry Stockholder Approval”) and, subject to certain customary exceptions, the obligation of the board of directors of Blue Foundry to recommend that its stockholders approve the Merger Agreement and the transactions contemplated thereby; and (iii) the customary non-solicitation obligations of Blue Foundry relating to alternative acquisition proposals. Fulton and Blue Foundry have also agreed to use their reasonable best efforts to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement. Notwithstanding such general obligation to obtain such consents of governmental entities, Fulton is not required, and Blue Foundry is not permitted without Fulton’s consent, to take any action that would reasonably be expected to impair in any material respect the benefits of the transactions contemplated by the Merger Agreement to Fulton or its subsidiaries or have a material and adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of Fulton and its subsidiaries, taken as a whole, or Fulton and its subsidiaries, taken as a whole (in each case, measured on a scale relative to Blue Foundry and its subsidiaries, taken as a whole) after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).

Completion of the Merger is subject to the satisfaction or waiver of customary conditions, including: (i) the receipt of Blue Foundry Stockholder Approval; (ii) the filing of a notification of listing of the shares of Fulton Common Stock to be issued in the Merger with Nasdaq and non-objection by Nasdaq to such listing; (iii) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the New Jersey Department of Banking and Insurance, without such approvals having resulted in the imposition of a Materially Burdensome Regulatory Condition; (iv) the effectiveness of the registration statement on Form S-4 relating to the shares of Fulton Common Stock to be issued in the Merger and no stop order, or related proceedings, suspending the effectiveness of the S-4 will have been initiated or threatened; and (v) the absence of any law, order, injunction or decree or other legal restraint prohibiting or making illegal the consummation of the Merger. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement, and (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Fulton’s obligation to complete the Merger is also subject to the absence of a material adverse effect with respect to Blue Foundry since the execution of the Merger Agreement.

The Merger Agreement provides certain termination rights for both Fulton and Blue Foundry and further provides that a termination fee of $9,694,662 will be payable by Blue Foundry in the event that the Merger Agreement is terminated under certain circumstances.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Fulton or Blue Foundry, their respective affiliates, or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Fulton and Blue Foundry, their respective affiliates, and their respective businesses and the information regarding the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of Blue Foundry and prospectus of Fulton that will be filed with the Securities and Exchange Commission (“SEC”) as well as the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings that each of Fulton and Blue Foundry make with the SEC.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

Voting Agreements

As an inducement for each of Fulton and Blue Foundry to enter into the Merger Agreement, certain officers and directors of Blue Foundry have entered into a Voting Agreement with Fulton (the “Voting Agreements”), pursuant to which each such stockholder has agreed, among other things, to vote his or her shares of Blue Foundry Common Stock in favor of the approval of the Merger Agreement. Subject to certain exceptions, each such stockholder has also agreed not to transfer such shares of Blue Foundry Common Stock without the prior written consent of Fulton. The Voting Agreements automatically terminate upon the earlier of the termination of the Merger Agreement or the Effective Time. The Voting Agreements are each substantially in the form included as Exhibit A to the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of November 24, 2025, by and between Fulton Financial Corporation and Blue Foundry Bancorp.*

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

*

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Forward-looking statements can be identified by the use of words such as “may,” “should,” “will,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “projects,” the negative of these terms and other comparable terminology. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Fulton and Blue Foundry with respect to the proposed business combination between Fulton and Blue Foundry (the “Proposed Transaction”), the strategic benefits and financial benefits of the Proposed Transaction, including the expected impact of the Proposed Transaction on Fulton’s future financial performance (including anticipated accretion to earnings per share and other metrics), and the timing of the closing of the Proposed Transaction. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are neither historical facts, nor assurance of future performance. Instead, the statements are based on current beliefs, expectations and assumptions regarding the future of the businesses of Fulton and Blue Foundry, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Fulton’s and Blue Foundry’s control, and actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not unduly rely on any of these forward-looking statements. All forward-looking statements attributable to Fulton or Blue Foundry, or persons acting on Fulton’s or Blue Foundry’s behalf, are expressly qualified in their entirety by the cautionary statements set forth below. Any forward-looking statement is based only on information currently available and speaks only as of the date when made. Fulton and Blue Foundry undertake no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Factors relating to the Proposed Transaction that could cause or contribute to actual results differing materially from those contained or implied in forward-looking statements or historical performance include, in addition to those factors identified elsewhere in this communication:

•

The possibility that revenue or expense synergies and other expected benefits of the Proposed Transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or challenges arising from, the integration of Blue Foundry into Fulton or as a result of the strength of the economy, competitive factors in the areas where Fulton and Blue Foundry do business, or as a result of other unexpected factors or events;

•

The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement governing the terms and conditions of the Proposed Transaction;

•

The possibility that the Proposed Transaction may not be completed when expected or at all because required regulatory, stockholder or other approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Fulton or Blue Foundry or the expected benefits of the Proposed Transaction);

•	Reputational risks and potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction;

•	The dilution caused by Fulton’s issuance of common stock in connection with the Proposed Transaction;

•	Diversion of management’s attention and time from ongoing business operations and other opportunities on matters relating to the Proposed Transaction;

•	The outcome of any legal proceedings related to the Proposed Transaction which may be instituted against Fulton or Blue Foundry;

•

Unanticipated challenges or delays in the integration of Blue Foundry’s business into Fulton’s business and or the conversion of Blue Foundry’s operating systems and customer data onto Fulton’s may significantly increase the expense associated with the Proposed Transaction; and

•

Other factors that may affect future results of Fulton and Blue Foundry, including continued pressures and uncertainties within the banking industry and Fulton’s and Blue Foundry’s markets, including changes in interest rates, price fluctuations as well as other market events, and deposit amounts and composition, increased competitive pressures, operational risks, asset and credit quality deterioration, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which Fulton or Blue Foundry operate, and legislative, regulatory, and fiscal policy changes and related compliance costs.

These factors are not necessarily all of the factors that could cause Fulton’s or Blue Foundry’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Fulton’s or Blue Foundry’s results.

Further information regarding Fulton and Blue Foundry and factors that could affect the forward-looking statements contained herein can be found in Fulton’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and in the Investor Relations section of Fulton’s website at www.fultonbank.com, and in other documents Fulton files with the SEC and in Blue Foundry’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the SEC’s website at www.sec.gov and available in the Investor Relations section of Blue Foundry’s website at https://bluefoundrybank.com and in other documents Blue Foundry files with the SEC. Information on these websites is not part of this document.

Additional Information About the Proposed Transaction and Where to Find it

In connection with the Proposed Transaction, Fulton will file a registration statement on Form S-4 with the SEC under the Securities Act to register the shares of Fulton common stock to be issued in connection with the Proposed Transaction that will include a proxy statement of Blue Foundry and a prospectus of Fulton (the “proxy statement/prospectus”) and other relevant documents in connection with the Proposed Transaction. The definitive proxy statement/prospectus will be sent to the stockholders of Blue Foundry seeking their approval of the Proposed Transaction and other related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND STOCKHOLDERS OF BLUE FOUNDRY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC BY FULTON OR BLUE FOUNDRY IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus (when it becomes available) and any other documents Fulton and Blue Foundry have filed and will file with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). In addition, copies of the proxy statement/prospectus and documents Fulton and Blue Foundry have filed or will file with the SEC that will be incorporated by reference into the proxy statement/prospectus may also be obtained free of charge on Fulton’s website at fultonbank.com or by contacting Matt Jozwiak, Fulton Financial Corporation, One Penn Square, Lancaster, PA 17602 or on Blue Foundry’s website at www.bluefoundrybank.com or by contacting Elyse D. Beidner, Blue Foundry Bancorp, 19 Park Avenue, Rutherford, NJ 07070.

PARTICIPANTS IN THE SOLICITATION

Fulton, Blue Foundry and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Blue Foundry in connection with the Proposed Transaction under the rules of the SEC. Information regarding Fulton’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Fulton’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Director Nominees,” “Executive Officers Who are Not Serving as Directors,” “Corporate Governance and Board Matters” and “Information Concerning Executive Compensation” in Fulton’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2025 (available here); and other documents filed by Fulton with the SEC. Information regarding Blue Foundry’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Blue Foundry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 27, 2025 (available here); in the sections entitled “Principal Shareholders and Stock Ownership of Management,” “Director Information,” “Directors,” “Board Composition,” “Transactions with Certain Related Persons,” “Executive Compensation,” and “Directors’ Compensation” in Blue Foundry’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders which was filed with the SEC on April 10, 2025 (available here); and other documents filed by Blue Foundry with the SEC. To the extent holdings of Fulton common stock by the directors and executive officers of Fulton or holdings of Blue Foundry common stock by directors and officers of Blue Foundry have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Proposed Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 25, 2025	FULTON FINANCIAL CORPORATION

	By:	/s/ Natasha R. Luddington
Natasha R. Luddington
Senior Executive Vice President,
Chief Legal Officer and Corporate Secretary

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

FULTON FINANCIAL CORPORATION

and

BLUE FOUNDRY BANCORP

Dated as of November 24, 2025

TABLE OF CONTENTS

ARTICLE I THE MERGER		1

1.1	The Merger	1
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of the Merger	2
1.5	Conversion of Shares	2
1.6	Parent Common Stock	3
1.7	Treatment of Company Equity Awards	3
1.8	Articles of Incorporation of the Surviving Corporation	4
1.9	Bylaws of the Surviving Corporation	5
1.10	Directors and Officers of the Surviving Corporation	5
1.11	Name of the Surviving Corporation	5
1.12	Tax Consequences	5
1.13	Bank Merger	5

ARTICLE II EXCHANGE OF SHARES		6

2.1	Parent to Make Merger Consideration Available	6
2.2	Exchange of Shares	6

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		9

3.1	Corporate Organization	9
3.2	Capitalization	11
3.3	Authority; No Violation	13
3.4	Consents and Approvals	14
3.5	Reports	15
3.6	SEC Reports	16
3.7	Financial Statements	16
3.8	Broker’s Fees	18
3.9	Absence of Certain Changes or Events	18
3.10	Legal Proceedings	18
3.11	Taxes and Tax Returns	19
3.12	Employees and Employee Benefit Plans	22
3.13	Compliance with Applicable Law	25
3.14	Certain Contracts	27
3.15	Agreements with Regulatory Agencies	30

i

3.16	Risk Management Instruments	31
3.17	Environmental Matters	31
3.18	Investment Securities and Commodities	32
3.19	Real Property; Personal Property	33
3.20	Intellectual Property; Information Security	34
3.21	Related Party Transactions	41
3.22	State Takeover Laws	41
3.23	Reorganization	41
3.24	Opinion	41
3.25	Company Information	42
3.26	Loan Portfolio	42
3.27	Insurance	44
3.28	Labor	45
3.29	Broker-Dealer, Investment Advisory, Insurance and Digital Currency Matters	46
3.30	ESOP Matters	46
3.31	No Other Representations or Warranties	47

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT		48

4.1	Corporate Organization	48
4.2	Capitalization	49
4.3	Authority; No Violation	50
4.4	Consents and Approvals	51
4.5	Reports	52
4.6	Financial Statements	52
4.7	Broker’s Fees	54
4.8	Absence of Certain Changes or Events	54
4.9	Legal Proceedings	54
4.10	SEC Reports	54
4.11	Compliance with Applicable Law	55
4.12	Certain Contracts	57
4.13	Agreements with Regulatory Agencies	57
4.14	State Takeover Laws	57
4.15	Reorganization	57
4.16	Parent Information	58
4.17	No Other Representations or Warranties	58

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		58

5.1	Conduct of Business of the Company Prior to the Effective Time	58
5.2	Company Forbearances	59
5.3	Parent Forbearances	62

ARTICLE VI ADDITIONAL AGREEMENTS		64

6.1	Regulatory Matters	64
6.2	Access to Information; Confidentiality	65
6.3	Stockholder Approval	66
6.4	Legal Conditions to Merger	68
6.5	Stock Exchange Listing	68
6.6	Employee Benefit Plans	68
6.7	Indemnification; Directors’ and Officers’ Insurance	71
6.8	Additional Agreements	72
6.9	Advice of Changes	72
6.10	Stockholder Litigation	72
6.11	Acquisition Proposals	72
6.12	Public Announcements	74
6.13	Change of Method	74
6.14	Restructuring Efforts	75
6.15	No Control of Other Party’s Business	75
6.16	Takeover Statutes	75
6.17	Tax Cooperation	75
6.18	Third-Party Consents and Agreements	75
6.19	Exemption from Liability Under Section 16(b)	77
6.20	ESOP Matters	77

ARTICLE VII CONDITIONS PRECEDENT		78

7.1	Conditions to Each Party’s Obligation to Effect the Merger	78
7.2	Conditions to Obligations of Parent	79
7.3	Conditions to Obligations of the Company	80

ARTICLE VIII TERMINATION AND AMENDMENT		81

8.1	Termination	81
8.2	Effect of Termination	82
8.3	Amendment	84
8.4	Extension; Waiver	84

ARTICLE IX GENERAL PROVISIONS		84

9.1	Nonsurvival of Representations, Warranties and Agreements	84
9.2	Expenses	84
9.3	Notices	84

9.4	Interpretation	85
9.5	Counterparts	86
9.6	Entire Agreement	86
9.7	Governing Law; Jurisdiction	86
9.8	Waiver of Jury Trial	87
9.9	Assignment; Third Party Beneficiaries	87
9.10	Specific Performance	88
9.11	Severability	88
9.12	Confidential Supervisory Information	88
9.13	Delivery by Electronic Transmission	88

Exhibit A  Form of Voting Agreement

Exhibit B  Form of Bank Merger Agreement

INDEX OF DEFINED TERMS

Acquisition Proposal	73
affiliate	86
Agreement	1
Articles of Merger	2
Bank Merger	5
Bank Merger Act	14
Bank Merger Agreement	5
Bank Merger Articles	5
BHC Act	9
BOLI	45
business day	86
Cancelled Shares	3
Capitalization Date	11
Chosen Courts	87
Closing	2
Closing Date	2
Code	1
Company	1
Company Articles	10
Company Bank	5
Company Benefit Plan	22
Company Board Recommendation	66
Company Bylaws	10
Company Common Stock	2
Company Contract	30
Company Disclosure Schedules	9
Company Equity Awards	11
Company Indemnified Parties	71
Company Insiders	77
Company Intellectual Property	38
Company IT Assets	38
Company Leased Properties	33
Company Loans	42
Company Meeting	66
Company Option	3
Company Owned Intellectual Property	38
Company Owned Properties	33
Company Preferred Stock	11
Company Products	38
Company Real Property	33
Company Regulatory Agreement	30
Company Reports	16
Company Securities	12

v

Company Stock Plan	4
Company Subsidiary	10
Company Subsidiary Securities	13
Confidentiality Agreement	66
Continuing Employee	68
COTS Offering	29
Delaware Certificate of Merger	2
Delaware Secretary	2
Derivative Contracts	31
DGCL	1
Digital Currency	46
Director Plan Shares	49
Effective Time	2
Enforceability Exceptions	14
Environmental Laws	31
ERISA	22
ERISA Affiliate	22
ESOP	46
ESOP Termination Date	77
ESOP Trust	46
Exchange Act	10
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	2
FDIA	10
FDIC	10
Federal Reserve Board	14
GAAP	9
Governmental Entity	15
Hazardous Substances	32
HCERA	25
Healthcare Reform Laws	25
Independent Fiduciary	77
Information Security Incident	38
Insurance Policies	44
Intellectual Property	39
IRS	22
IT Assets	39
knowledge	86
Letter of Transmittal	6
Licensed Intellectual Property	39
Liens	12
made available	86
Malicious Code	39
Material Adverse Effect	9
Materially Burdensome Regulatory Condition	64

Merger	1
Merger Consideration	2
Merger Consideration Value	4
NASDAQ	7
New Certificates	6
NJDBI	14
OCC	14
Old Certificate	2
Open Source Software	40
ordinary course	86
Parent	1
Parent Articles	4
Parent Bank	5
Parent Benefit Plans	68
Parent Bylaws	5
Parent Common Stock	2
Parent Contract	57
Parent Disclosure Schedules	48
Parent Equity Awards	49
Parent PSUs	49
Parent Regulatory Agreement	57
Parent Reports	54
Parent RSUs	49
Parent Share Closing Price	7
Parent Subsidiary	48
Parties	1
Party	1
PBCL	1
Pennsylvania Bureau	2
Pennsylvania Statement of Merger	2
Permitted Encumbrances	33
person	86
Personal Data	25
Personal Property	34
PPACA	25
Premium Cap	71
Privacy and Security Laws	40
Privacy and Security Requirements	40
Proprietary Software	40
Proxy Statement	15
Real Property Leases	33
Recommendation Change	66
Registered	40
Registered Intellectual Property	40
Regulatory Agencies	15
Release	32

Relevant Period	68
Representatives	72
Requisite Company Vote	14
Requisite Regulatory Approvals	64
Restraint	79
S-4	15
Sarbanes-Oxley Act	16
SEC	10
Securities Act	12
Security Breach	26
Share	2
Shares	2
Software	41
Source Code	41
SRO	15
Subsidiary	10
Superior Proposal	74
Surviving Corporation	1
Takeover Statutes	41
Tax	21
Tax Return	22
Taxes	21
Termination Date	81
Termination Fee	83
Trade Secrets	39
Trustee	47
Voting Agreements	1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 24, 2025 (this “Agreement”), by and between Fulton Financial Corporation, a Pennsylvania corporation (“Parent”), and Blue Foundry Bancorp, a Delaware corporation (the “Company”) (Parent and the Company, together, the “Parties” and each, a “Party”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of the Company and Parent have declared advisable and determined that this Agreement and the transactions contemplated hereby, including the merger of the Company with and into Parent (the “Merger”), with Parent as the surviving corporation in the Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”), are in the best interests of their respective corporations and shareholders or stockholders, as applicable;

WHEREAS, the Boards of Directors of the Company and Parent have adopted and approved this Agreement and the transactions contemplated hereby, and the Board of Directors of the Company has resolved to recommend that the stockholders of the Company approve and adopt this Agreement and the transactions contemplated hereby;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, as an inducement for each Party to enter into this Agreement, certain directors and officers of the Company have simultaneously herewith entered into voting agreements in connection with the Merger, each substantially in the form attached hereto as Exhibit A (collectively, the “Voting Agreements”); and

WHEREAS, the Parties desire to make certain representations, warranties and agreements specified in this Agreement in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the applicable provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), and the Delaware General Corporation Law, as amended (the “DGCL”), at the Effective Time, the Company shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Pennsylvania. Without liming the generality of the foregoing, and subject to the PBCL and the DGCL, at the Effective Time: (a) all the rights, privileges, powers, franchises, licenses and interests in and to every type of property (whether real, personal, or mixed) of the Company shall vest in Parent, (b) all causes of action of the Company shall continue unaffected and uninterrupted by the Merger and shall accrue to Parent and (c) all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of Parent. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, unless otherwise mutually agreed in writing by Parent and the Company, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents on a date which shall be no later than five (5) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effective Time. Subject to the terms and conditions of this Agreement, at or before the Closing, the Parties shall execute, and Parent and the Company shall cause to be filed, a statement of merger with the Bureau of Corporations and Charitable Organizations of the Pennsylvania Department of State (the “Pennsylvania Bureau”) in accordance with the relevant provisions of the PBCL (the “Pennsylvania Statement of Merger”), and a certificate of merger with the Secretary of State of the State of Delaware (the “Delaware Secretary”) in accordance with the relevant provisions of the DGCL (the “Delaware Certificate of Merger”) (the Pennsylvania Statement of Merger and the Delaware Certificate of Merger, collectively, the “Articles of Merger”). The Merger shall become effective at such time as designated in the Articles of Merger, or if no time is designated, at the time the Pennsylvania Statement of Merger it is accepted for filing by the Pennsylvania Bureau (the “Effective Time”).

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the PBCL and the DGCL.

1.5 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holder of any of the securities of the Company:

(a) Conversion of Shares. Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock” and each share of Company Common Stock, a “Share” and collectively, “Shares”) issued and outstanding immediately prior to the Effective Time, except for the Cancelled Shares, shall be converted into the right to receive, without interest, 0.650 of a share (the “Exchange Ratio”), of the common stock, par value $2.50 per share, of Parent (the “Parent Common Stock”) (the “Merger Consideration”).

(b) Effect of Conversion. All of the Shares converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of Shares) previously representing any such Shares shall thereafter represent, automatically and without any required action on the part of the holder thereof, only the right to receive (i) a New Certificate representing the number of whole shares of Parent Common Stock which such Shares have been converted into the right to receive, (ii) cash in lieu of fractional shares which the Shares represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon and (iii) any declared but unpaid dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), in each case, without any interest thereon.

(c) Adjustments to Exchange Ratio. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give holders of Shares and Parent the same economic effect as contemplated by this Agreement prior to such event. Such adjustment shall be made in good faith in consultation with the Company. However, nothing contained herein shall be construed to permit Parent or the Company to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(d) Cancelled Shares. At the Effective Time, all shares of Company Common Stock that are directly owned by the Company (or any of its wholly-owned Subsidiaries) or Parent (or any of its wholly-owned Subsidiaries) (in each case, other than (i) shares of Company Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties or (ii) shares of Company Common Stock held, directly or indirectly, by Parent or the Company in respect of a debt previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the “Cancelled Shares”).

1.6 Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.7 Treatment of Company Equity Awards. Except as set forth on Section 1.7 of the Company Disclosure Schedules:

(a) Company Stock Options. At the Effective Time, each option to purchase Company Common Stock granted under the Company Stock Plan (a “Company Option”) that is outstanding as of immediately prior to the Effective Time shall fully vest (to the extent unvested) and shall be cancelled and converted into the right to receive from Parent a cash payment without interest, equal to the product of (i) the number of shares of Company Common Stock subject to the Company Option as of immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Merger Consideration Value over the exercise price per share of Company Common Stock subject to such Company

Option as of immediately prior to the Effective Time. If the per share exercise price of a Company Option that is outstanding as of immediately prior to the Effective Time is equal to or greater than the Merger Consideration Value, then such Company Option shall be cancelled at the Effective Time for no consideration. Parent shall pay, or cause to be paid, the consideration described in this Section 1.7(a) on the first or second payroll date following the Effective Time. Parent shall be entitled to deduct and withhold, or cause the payor to deduct and withhold, from the consideration described in this Section 1.7(a) all such amounts as it is required to deduct and withhold under the Code or any provisions of applicable law in respect of Taxes. To the extent that amounts are so deducted or withheld pursuant to this Section 1.7(a) and remitted to the appropriate Governmental Entity or other required recipient, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(b) For purposes of this Agreement:

(i) “Company Stock Plan” means the Blue Foundry Bancorp 2022 Equity Incentive Plan, as it may have been or be amended, and any successor plan thereto; and

(ii) “Merger Consideration Value” means the product of (A) the Exchange Ratio multiplied by (B) the Parent Share Closing Price.

(c) Company Restricted Stock. Each award in respect of a share of Company Common Stock subject to vesting, repurchase or other time-based or performance-based lapse restrictions granted under a Company Stock Plan that is outstanding and unvested immediately prior to the Effective Time (a “Company Restricted Stock Award”) shall automatically vest in full at the Effective Time, and the shares of Company Common Stock underlying such vested Company Restricted Stock Award (net of any shares used to satisfy tax withholding obligations relating to such vesting) shall be considered outstanding shares of Company Common Stock entitled to the treatment set forth in Section 1.5(a). Tax withholdings applicable to the vesting described in this Section 1.7(c) will be satisfied through share withholding unless the applicable participant timely pays such withholding taxes in cash.

(d) General. At least 10 days prior to the Effective Time, the Company, the Board of Directors of the Company or its Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.7, including providing notice to the holders of Company Options and Company Restricted Stock Awards in accordance with the Company Stock Plan (which notice shall be in a form mutually agreed to by Parent and the Company). In addition, the Board of Directors of the Company shall terminate the Company Stock Plan, effective as of the Effective Time.

1.8 Articles of Incorporation of the Surviving Corporation. At the Effective Time, the Amended and Restated Articles of Incorporation of Parent (the “Parent Articles”), as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, until thereafter duly amended in accordance with the terms thereof and applicable law.

1.9 Bylaws of the Surviving Corporation. At the Effective Time, the Amended Bylaws of Parent (the “Parent Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter duly amended in accordance with the terms thereof and applicable law.

1.10 Directors and Officers of the Surviving Corporation. The directors and officers of Parent in office immediately prior to the Effective Time shall serve as the directors and officers, respectively, of the Surviving Corporation from and after the Effective Time in accordance with the Parent Bylaws. The Parties shall take all actions necessary to effect the provisions of this Section 1.10.

1.11 Name of the Surviving Corporation. The legal name of the Surviving Corporation shall be the name of Parent.

1.12 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code (and any comparable provision of state law), and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.13 Bank Merger. Following the Merger, Blue Foundry Bank (“Company Bank”), a New Jersey-chartered stock savings bank and a wholly owned Subsidiary of the Company, will merge (the “Bank Merger”) with and into Fulton Bank, N.A. (“Parent Bank”), a national banking association and a wholly owned Subsidiary of Parent. Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. Parent and the Company shall cause Parent Bank and Company Bank, respectively, to enter into a merger agreement in substantially the form set forth in Exhibit B hereto (the “Bank Merger Agreement”), and Parent, as the sole shareholder of Parent Bank, and the Company, as the sole shareholder of Company Bank, shall each approve and adopt the Bank Merger Agreement. The Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such articles or certificates of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Articles”) following the Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law. It is intended that the Bank Merger qualify as a “reorganization” under Section 368(a) of the Code, and that the Bank Merger Agreement constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code. If requested in writing by Parent at least ten (10) days prior to the Closing, the Company shall, and shall cause Company Bank to, take all action to cause such directors of Company Bank as requested by Parent Bank to resign from such positions, effective as of (and contingent upon) the Closing.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Merger Consideration Available. No later than three (3) days prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for exchange in accordance with this Article II, (a) certificates or, at Parent’s option, evidence of shares in book-entry form, representing the shares of Parent Common Stock (collectively, referred to herein as “New Certificates”), to be delivered to the holders of Shares pursuant to Section 1.5, and (b) any cash in lieu of fractional shares required to be paid to holders of Shares pursuant to this Article II (such New Certificates and cash, together with any dividends or distributions with respect to shares of Parent Common Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing Shares immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of Parent Common Stock and any cash in lieu of fractional shares which the Shares represented by such Old Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or distributions to be paid in respect thereof pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, accompanied by a properly completed Letter of Transmittal, duly executed, and such other customary evidence of transfer as the Exchange Agent may reasonably request in the case of a book-entry transfer of uncertificated Shares (if any), the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and/or (ii) a check representing the amount of (A) any cash in lieu of fractional shares that such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (B) any dividends or distributions that the holder presenting such Old Certificate or Old Certificates has the right to receive pursuant to this Section 2.2, and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration, dividends or distributions or cash in lieu of fractional shares payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Old Certificate until such holder shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock that the Shares represented by such Old Certificate have been converted into the right to receive.

(c) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder of Shares who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing price per share of Parent Common Stock on the Nasdaq Stock Market, LLC (the “NASDAQ”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days immediately preceding (but not including) the date that is the fifth (5th) business day prior to the Closing Date (or, if not reported therein, in another authoritative source mutually agreed upon by Parent and the Company) (the “Parent Share Closing Price”) by (ii) the fraction of a share (after taking into account all Shares held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The Parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f) Any portion of the Exchange Fund that remains unclaimed by the holders of Shares for six (6) months after the Effective Time shall be delivered to the Surviving Corporation. Any former holders of Shares who have not theretofore exchanged their Old Certificates in compliance with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Parent Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former Share such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of Shares for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, cash dividends or distributions payable pursuant to Section 2.2(b) or any other amounts otherwise payable pursuant to this Agreement to any holder or former holder of Shares or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder in respect of which the deduction and withholding was made by Parent or the Exchange Agent, as the case may be.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary (which amount shall be consistent with Parent’s or Exchange Agent’s customary procedure) as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Parent Common Stock and any cash in lieu of fractional shares, deliverable in respect thereof pursuant to this Agreement, and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b).

(i) Subject to the terms of this Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of any Letter of Transmittal and compliance by any holder of Shares with the procedures and instructions set forth herein and therein, (ii) the issuance and delivery of the whole number of shares of Parent Common Stock into which Shares are converted in the Merger and (iii) the method of payment of cash in lieu of fractional shares of Parent Common Stock.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (A) as disclosed in the applicable section of the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedules”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item would result in a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (a) any other section of Article III specifically referenced or cross-referenced and (b) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (B) as disclosed in any Company Reports filed by the Company since January 1, 2022, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer), the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”). The Company has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or condition (financial or otherwise) of such party and its Subsidiaries, taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies of similar size in the banking industry in which such party and its Subsidiaries operate, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event, (E) changes relating to or arising out of the public disclosure of this Agreement or of the transactions contemplated hereby (provided, that this exception shall not apply for purposes of the representations and warranties in Section 3.3(b) or Section 4.3(b)), (F) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof (unless such underlying cause is otherwise excepted from the definition of Material Adverse Effect), or (G) actions that are taken with the express prior written consent of the other party in contemplation of the transactions contemplated hereby; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are disproportionately adverse to such party and its Subsidiaries, taken as a whole, as compared to other companies of similar size in the banking industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any Subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or Section 2(d) of the BHC Act. True and complete copies of the Amended and Restated Certificate of Incorporation of the Company (the “Company Articles”) and the Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Parent. The Company is not in violation of any of the provisions of the Company Articles or the Company Bylaws.

(b) Each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and in which the failure to be so licensed or qualified or in good standing would, either individually or in the aggregate, have a Material Adverse Effect on the Company and (iii) has all requisite corporate (or similar) power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted in all material respects. There are no restrictions on the ability of the Company or any Subsidiary of the Company to pay dividends or distributions, except in the case of the Company or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950 (the “FDIA”)) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Company Disclosure Schedules sets forth a true, correct and complete list of all Subsidiaries of the Company and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other person or persons in each such Subsidiary, and a description of the business of each Subsidiary. True and complete copies of the organizational documents of each Subsidiary of the Company as in effect on the date of this Agreement have previously been made available by the Company to Parent. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of the Company other than the Company Subsidiaries listed on Section 3.1(b) of the Company Disclosure Schedules. No Company Subsidiary is in violation of any of the provisions of the articles or certificate of incorporation or bylaws (or comparable organizational documents) of such Company Subsidiary. Other than the Company Subsidiaries, and shares or interests acquired pursuant to security interests owned by or in favor of a Subsidiary created in the ordinary course of business thereof, the Company does not, directly or indirectly, beneficially own any equity securities or similar interests of any entity or any interests of any entity or any interest in a partnership or joint venture of any kind.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 70,000,000 shares of common stock, par value $0.01 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of November 19, 2025 (the “Capitalization Date”), there are (i) 20,761,225 shares of Company Common Stock issued and outstanding, which number includes (x) 2,239,729 shares held by the ESOP Trust, (y) 177,765 shares held by the Blue Foundry Bank 401(k) Plan, and (z) 626,876 shares of Company Common Stock subject to outstanding Company Restricted Stock Awards, (ii) 7,761,275 shares of Company Common Stock held in treasury, (iii) no shares of Company Preferred Stock issued and outstanding, (iv) 2,138,186 shares of Company Common Stock subject to and reserved for issuance upon the exercise of outstanding Company Options (which Company Options have a weighted average exercise price of $11.56 per share of Company Common Stock as of the Capitalization Date), (v) 916,291 shares of Company Common Stock available for issuance (and not reserved for issuance under awards that are outstanding on the Capitalization Date) under the Company Stock Plan and (vi) no other shares of capital stock or other voting securities or equity interests of the Company issued, reserved for issuance or outstanding. The Company owns all of the outstanding stock of Company Bank. All of the issued and outstanding Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness or instruments that have the right to vote on any matters on which stockholders of the Company may vote, and no trust preferred or debt securities of the Company are issued or outstanding, except as set forth on Section 3.2(a) of the Company Disclosure Schedules. Other than the Company Options and the Company Restricted Stock Awards (collectively, the “Company Equity Awards”) issued prior to the date of this Agreement and set forth in this Section 3.2(a), there are no outstanding subscriptions, options, warrants, stock appreciation rights, restricted stock units, performance units, phantom equity, equity awards, equity-based awards, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in the Company, or contracts, commitments, understandings or arrangements by which the Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the Company, or otherwise obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, or register under the Securities Act of 1933, as amended (the “Securities Act”) any of the foregoing (collectively with the Company Common Stock and the Company Preferred Stock, the “Company Securities”). Section 3.2(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of all Company Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, as applicable, (A) the name of each holder, (B) the number of shares subject to each such Company Equity Award, (C) the grant date of each such Company Equity Award, (D) the Company Benefit Plan under which such Company Equity Award was granted, (E) the exercise price for each such Company Equity Award that is a Company Option, and (F) the expiration date for each such Company Equity Award that is a Company Option. Other than the Company Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of the Company or any of its Subsidiaries) are outstanding or committed to be granted. No Subsidiary of the Company owns any capital stock of the Company. Other than the Voting Agreements, there are no voting trusts, stockholder agreements, proxies or other agreements in effect to which the Company or any of its Subsidiaries is a party with respect to the voting or transfer of the Shares, capital stock or other voting or equity securities or ownership interests of the Company or granting any stockholder or other person any registration rights. The Company does not have in effect a “poison pill” or similar stockholder rights plan. Since the Capitalization Date through the date hereof, the Company has not (i) issued or repurchased any shares of Company Common Stock, Company Preferred Stock or other equity securities of the Company, other than pursuant to Company Equity Awards in accordance with their terms that were outstanding on the Capitalization Date or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, performance-based stock units, deferred equity units, awards based on the value of the Company capital stock or any other equity-based awards. Between the date hereof and the Closing Date, except for actions taken in accordance with this Agreement, including Section 5.2(b), the Company has not issued, repurchased, granted or awarded any Company Securities, nor have there have been any changes to the number of outstanding shares of Company Common Stock set forth in the second sentence of this Section 3.2(a).

(b) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever, and any other encumbrances securing a payment or the performance of an obligation (collectively, “Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. §55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom equity, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Company Subsidiary, or contracts, commitments, understandings or arrangements by which any Company Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Company Subsidiary, or otherwise obligating any Company Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, or register under the Securities Act, any of the foregoing (collectively, “Company Subsidiary Securities”). Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

(c) With respect to each grant of Company Equity Awards, each such grant was made in accordance with the terms of the Company Stock Plan and all other applicable laws. All Company Options granted by the Company have been granted with a per share exercise price at least equal to the fair market value of the underlying stock on the date of grant, within the meaning of Section 409A of the Code and associated Treasury Department guidance, and each Company Option has a grant date identical to the date on which the Board of Directors of the Company or the Compensation Committee of the Board of Directors of the Company approved such Company Option. No Company Option triggers any liability for the holder thereof under Section 409A of the Code. Upon issuance of any Company Common Stock in accordance with the terms of the Company Stock Plan, such Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of all Requisite Regulatory Approvals under Section 7.1(c) and subject to receipt of the Requisite Company Vote, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the transactions contemplated hereby, including the consummation of the Merger, have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has duly adopted resolutions pursuant to which it has determined that the consummation of the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement is advisable and in the best interests of the Company and its stockholders, has adopted and approved this Agreement and the transactions contemplated by this Agreement, has directed that this Agreement and the transactions contemplated hereby be submitted to the stockholders of the Company for approval at a meeting of such stockholders and has adopted a resolution to recommend that the stockholders of the Company approve and adopt this Agreement and the transactions contemplated hereby. Except for the adoption and approval of this Agreement by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote on this Agreement at a meeting called therefor (the “Requisite Company Vote”), and the adoption and approval of the Bank Merger Agreement by the Board of Directors of Company Bank and the Company as Company Bank’s sole shareholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles or the Company Bylaws or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any Company Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, require consent or notice under or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (y) above, for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not have a Material Adverse Effect on the Company.

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval, acceptance or non-objection, as applicable, of such applications, filings and notices, (b) the filing of any required applications, filings or notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”) under the Bank Merger Act of 1960, as amended (the “Bank Merger Act”), and approval, acceptance or non-objection, as applicable, of such applications, filings and notices, (c) the filing of any required applications, filings or notices, as applicable, with the New Jersey Department of Banking and Insurance (the “NJDBI”), and approval, acceptance or non-objection, as applicable, of such applications, filings and notices, (d) those additional applications, filings and notices, if any, listed on Section 3.4 of the Company Disclosure Schedules and approval of such applications, filings and notices, (e) the filing by Parent with the SEC in connection with the transactions contemplated by this Agreement of a registration statement on Form S-4 (including any amendments and supplements thereto, the “S-4”) in which a proxy statement in definitive form relating to the Company Meeting to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”) will be included, and declaration by the SEC of effectiveness of the S-4, (f) the filing of the Pennsylvania Statement of Merger with the Pennsylvania Bureau pursuant to the PBCL, the filing of the Delaware Certificate of Merger with the Delaware Secretary pursuant to the DGCL, and the filing of the Bank Merger Articles, (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement and (h) the approval of the listing of such shares of Parent Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or SRO (each, a “Governmental Entity”) are necessary in connection with (A) the execution, delivery and performance by the Company of this Agreement or (B) the consummation by the Company of the Merger and the other transactions contemplated hereby. As of the date hereof, the Company is not aware of any reason why the necessary regulatory approvals and consents will not be received to permit consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement on a timely basis.

3.5 Reports. The Company and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2022 with (i) any state regulatory authority, including the NJDBI, (ii) the OCC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the SEC, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) ((i) through (vii), collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2022, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not have a Material Adverse Effect on the Company. Each such report, form, correspondence, registration or statement filed with (or furnished to, as applicable) any Regulatory Agency or other Governmental Entity since January 1, 2022, as of the date of its filing (or furnishing, as applicable) complied in all material respects with relevant legal requirements. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2022. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2022, in each case, which would be material to the Company and its Subsidiaries, taken as a whole. The Company is, and has been since January 1, 2022, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

3.6 SEC Reports. An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company since January 1, 2022 pursuant to the Securities Act or the Exchange Act (the “Company Reports”) is publicly available, and no such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2022, as of their respective dates, all Company Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

3.7 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal and not material in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been since January 1, 2022, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. No independent public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither the Company nor any of its Subsidiaries has any liability of any nature (whether absolute, accrued, contingent or otherwise and whether due or to become due) that would be required by GAAP to be set forth on its consolidated balance sheet or the notes thereto, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or as expressly contemplated by this Agreement, in each case, which would not have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting. Since January 1, 2022, the Company has not experienced or effected any material change in internal control over financial reporting.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reports. Borrowings by the Company and its Subsidiaries consist solely of Federal Home Loan Bank advances.

(e) Since January 1, 2022, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise has had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney (whether or not employed by the Company or any of its Subsidiaries) representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or the Board of Directors or similar governing body of any Company Subsidiary or any committee thereof, or to the knowledge of the Company, to any director or officer of the Company or any Company Subsidiary.

3.8 Broker’s Fees. With the exception of the engagement of Piper Sandler & Co. in accordance with the terms of a letter agreement between Piper Sandler & Co. and the Company, a true, complete and correct copy of which has been made available to Parent, neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.9 Absence of Certain Changes or Events.

(a) Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since December 31, 2024, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

3.10 Legal Proceedings.

(a) Except as set forth in Section 3.10(a) of the Company Disclosure Schedules or as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement, and, to the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in any such proceedings, claims, actions or governmental or regulatory investigations.

(b) Each matter set forth or required to be set forth in Section 3.10(a) of the Company Disclosure Schedules is insured under Insurance Policies with reputable insurers in such amounts as constitute reasonably adequate coverage with respect to each such matter.

(c) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon or entered into by the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) (other than any order issued by a Regulatory Agency in connection with the Mergers or Bank Merger whose approval is required for the Mergers or Bank Merger, as the case may be).

3.11 Taxes and Tax Returns. For purposes of this Section 3.11, any reference to the Company or its Subsidiaries shall be deemed to include a reference to the Company’s predecessors or the predecessors of the Company’s Subsidiaries, respectively, except where explicitly inconsistent with the language of this Section 3.11.

(a) Except as set forth on Section 3.11(a) of the Company Disclosure Schedules, each of the Company and its Subsidiaries has duly and timely filed (giving effect to all valid and applicable extensions) all income Tax Returns and all other material Tax Returns required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects and were prepared in compliance with applicable law. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return which has not been filed.

(b) All Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of September 30, 2025, exceed the accrued Tax liability (rather than any deferred income Tax liability established to reflect timing differences between book and Tax income) included in the Company’s unaudited balance sheet as of September 30, 2025 included in the Company Reports and (ii) will not exceed the accrued Tax liability as adjusted for transactions or operations in the ordinary course of business through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns. There are no material Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Liens for Taxes not due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP. No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.

(c) Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party, and each of the Company and its Subsidiaries have complied in all material respects with all information reporting with respect thereto.

(d) Neither the Company nor any of its Subsidiaries has been granted any extension or waiver of the limitation period applicable to any Tax or Tax Return that remains in effect. No private letter rulings (or comparable rulings), technical advice memoranda or similar agreements, or other rulings have been entered into, requested from, or issued by any Governmental Entity with respect to the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries has received a written notice of deficiency or assessment for any material amount of Tax that has not been fully settled or satisfied, and no such deficiency or assessment has been proposed or threatened in writing. There are no disputes, claims, audits, examinations or other proceedings regarding any Tax or Tax Return of the Company and its Subsidiaries or with respect to the assets of the Company and its Subsidiaries that is currently ongoing or pending or has been proposed or threatened in writing. The Company has made available to Parent true, correct and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.

(f) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement entered exclusively between or among the Company and its Subsidiaries or entered into in the ordinary course of business and not having Taxes as the primary purpose). Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(g) Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment in whole or in part under Section 355 or Section 361 of the Code.

(h) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b) (or any predecessor provision) and each of the Company and its Subsidiaries has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of income tax within the meaning of Section 6662 or Section 6662A of the Code.

(i) At no time during the past five (5) years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(j) Neither the Company nor any Subsidiary has a permanent establishment in any country other than the United States under any applicable Tax treaty between the United States and such other country.

(k) None of the Company or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; (ii) intercompany transactions entered into prior to the Closing or any excess loss account as of the Closing Date, each as described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount or deferred revenue received on prior to the Closing Date; (v) use of any method of accounting other than the accrual method; (vi) any change in method of accounting or use of an improper method of accounting on or prior to the Closing Date, (vii) any election under Section 965 of the Code or (viii) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of the Company or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after the Closing Date. Each of the Company and its Subsidiaries currently computes its taxable income exclusively using the accrual method of accounting and has exclusively used the accrual method of accounting to compute its taxable income for all taxable years since its formation.

(l) Each of the Company and Company Bank is, and has been since its incorporation in 2021, validly classified as a “C corporation” for income Tax purposes. Section 3.11(l) of the Company Disclosure Schedules lists the U.S. income tax classification for each Subsidiary of the Company (other than Company Bank). No election has been made (or is pending) to change any such tax classifications.

(m) Neither the Company nor any of its Subsidiaries has taken or agreed to take (or failed to take or agree to take) any action or knows of any facts or circumstances that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(n) As used in this Agreement, the term “Tax” or “Taxes” means (a) all taxes, duties, charges, fees, levies or other assessments in the nature of a tax, including, without limitation, federal, state, local, and foreign income, excise, gross receipts, ad valorem, escheat, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, together with all penalties, additions to tax, interest or other additional amounts imposed thereon by any Governmental Entity, whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period (including any Tax under Treasury Regulation Section 1.1502-6), as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes as a transferee or successor, by contract or otherwise.

(o) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed to a Governmental Entity.

3.12 Employees and Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedules sets forth a true and correct list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and each (whether or not subject to ERISA) bonus, equity, equity-based, stock option, stock purchase, restricted stock, phantom stock, incentive, deferred compensation, retiree welfare, supplemental retirement, severance, change in control, retention, fringe benefit, welfare, pension, bonus, employment, commission, incentive, consulting, termination or other benefit plan, program, practice, policy, agreement or arrangement, in any case, (i) to or with respect to which the Company or any of its Subsidiaries is a party or has or, would reasonably be expected to have, any current or future obligation or liability or (ii) that is sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director, consultant or individual contractor of the Company or any of its Subsidiaries. For purposes of this Agreement, “ERISA Affiliate” means any person, entity, trade or business (in any case, whether or not incorporated) that is, or at any relevant time was, treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code.

(b) The Company has heretofore made available to Parent a true and complete copy of (i) each material Company Benefit Plan and all amendments thereto (or, with respect to any unwritten material Company Benefit Plan, a written description thereof), and (ii) to the extent applicable: (A) the current summary plan description and all summaries of material modification thereto, (B) all supplements relating to any Company Benefit Plan, (C) the most recent annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”) with respect to such Company Benefit Plan, (D) the most recently received IRS determination, opinion or advisory letter, if any, with respect to such Company Benefit Plan, (E) the most recently prepared actuarial report (if applicable) with respect to such Company Benefit Plan, (F) all notices and non-routine correspondence with the IRS, Department of Labor, Pension Benefit Guarantee Corporation or other Governmental Entity during the last six (6) years, (G) all Forms 1094-C and a sample of Forms 1095-C for the 2021-2024 calendar years, (H) the most recent testing results and (I) all insurance contracts, administrative services agreements, service contracts, trust agreements and funding arrangements.

(c) Except as set forth on Section 3.12(c) of the Company Disclosure Schedules, each Company Benefit Plan has been established, operated, funded and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including (to the extent applicable) ERISA and the Code. Neither the Company nor any of its Subsidiaries has, during the last three (3) years, taken any corrective action or made a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any knowledge of any plan defect (whether documentary or operational) that would qualify for correction under any such program.

(d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS on which it may currently rely (or such Company Benefit Plan is on a prototype or volume submitter form and the sponsor of such form has been issued a current opinion or advisory letter from the IRS), and no fact or circumstance exists or has occurred that is reasonably likely to materially and adversely affect such qualified or Tax-exempt status.

(e) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case, that is subject to Section 409A of the Code, has at all relevant times, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f) None of the Company, any of its Subsidiaries or any ERISA Affiliate has any liability or obligation (whether actual, contingent or otherwise) for, and has not at any time during the last six (6) years sponsored, maintained or contributed to or been obligated to contribute to, (i) any plan or arrangement that is subject to Section 302 or Title IV of ERISA or Sections 412, 430 or 4971 of the Code, (ii) any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or Section 3(37) of ERISA, (iii) any plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (v) a “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code).

(g) No Company Benefit Plan provides, and neither the Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation, promise, liability or commitment to provide, any post-employment or post-retirement health, medical, dental, vision or life insurance benefits to any person (or any beneficiary or dependent thereof), except as required by Section 4980B of the Code or other applicable law or for coverage through the last day of the month in which termination of employment occurs (to the extent required by the terms of the appliable Company Benefit Plan).

(h) All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan have been timely made or paid in full or, to the extent not yet required to be made or paid, have been fully reflected on the books and records of the Company in accordance with applicable law and accounting requirements.

(i) There are no pending or to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of the Company, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against any of the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries. No Company Benefit Plan is under audit (or in the last six (6) years has received a notice that it is expected to be under audit or is being investigated by), the IRS, the Department of Labor or any other Governmental Entity.

(j) None of the Company, any of its Subsidiaries, any ERISA Affiliate or any other person or entity, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), for which an exemption is not available and which could subject any of the Company Benefit Plans or their related trusts, the Company, any of its Subsidiaries or any person or entity that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) Except as set forth on Section 3.12(k) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, or increase the amount or value of, any payment, right, compensation or other benefit to any current, former or future employee, officer, director or other service provider of the Company or any of its Subsidiaries, (ii) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust or (iii) result in the receipt or retention by any person or entity of an “excess parachute payment” within the meaning of Section 280G of the Code.

(l) Except as set forth in Section 3.12(k) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains or contributes to, or is or will be required to contribute to, a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require the Company or any of its Subsidiaries to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m) No Company Benefit Plan provides for, and neither the Company nor any of its Subsidiaries has any liability or obligation to provide for, the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(n) The Company has made available to Parent true, correct and complete copies of its Code Section 280G calculations (whether or not final) with respect to all “disqualified individuals” (within the meaning of Code Section 280G) of the Company and its Subsidiaries in connection with the transactions contemplated hereby.

(o) Each Company Benefit Plan that is a “group health plan” within the meaning of Section 5001 of the Code complies, and at all relevant times, has complied, in all material respects with the Patient Protection and Affordable Care Act (“PPACA”), the Health Care and Education Reconciliation Act of 2010 (“HCERA”) and all regulations and guidance under the PPACA and HCERA (collectively, PPCA, HCERA and the regulations and guidance under PPCA and HCERA, the “Healthcare Reform Laws”). None of the Company or any of its Subsidiaries has incurred any liability, nor do any facts or circumstances exist that could result in the Company or any of its Subsidiaries incurring any liability, under Section 4980D of the Code or Section 4980H of the Code or as the result of the failure to comply with any provision of the Healthcare Reform Laws.

(p) Section 3.12(p) of the Company Disclosure Schedules set forth, as of the date of this Agreement, a list of outstanding loans made by the Company or any of its Subsidiaries to any current or former employee of the Company or any of its Subsidiaries (other than loans on terms made available to the general public).

3.13 Compliance with Applicable Law.

(a) The Company and each of its Subsidiaries hold, and have at all times since January 1, 2022, held, and been in compliance with, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable law (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold or be in compliance with nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, have a Material Adverse Effect on the Company, and to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit, charter or authorization is threatened.

(b) The Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under (i) any applicable law, statute, order, rule, guideline and/or regulation of any Governmental Entity relating to the Company or any of its Subsidiaries, including all laws related to cybersecurity, data protection or privacy (including laws relating to the privacy and security of data or information that constitutes “personal data,” “nonpublic personal information,” “personal information” or any other equivalent term as defined under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Small Business Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title

V of the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, guideline or policy relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and (ii) any posted or internal privacy policies relating to data protection or privacy, including the protection of Personal Data. Neither the Company nor any of its Subsidiaries has knowledge of, and none of the Company or any of its Subsidiaries has received from a Governmental Entity since January 1, 2022, written notice of, any material defaults or violations of any applicable law relating to Company or any of its Subsidiaries. The Company and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by the Company and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where the Company and its Subsidiaries conduct business.

(c) Company Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(d) The Company maintains a written information privacy and security program that contains reasonable administrative, technical and physical safeguards designed to protect the privacy, confidentiality and security of Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized access to or acquisition of Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of the Company, since January 1, 2022, the Company and its Subsidiaries have not experienced any Security Breach that would be material to the Company and its Subsidiaries or require notification to affected individuals, a Governmental Entity or a Regulatory Agency that has not been made. To the knowledge of Company, there are no data security or other technological vulnerabilities with respect to the information technology systems or networks of the Company and its Subsidiaries that would have a Material Adverse Effect on the Company. To the knowledge of the Company, the Company has not been the subject of any inquiry or action of any Governmental Entity or Regulatory Agency with respect to any unauthorized processing of Personal Data or material violation of any laws related to cybersecurity, data protection or privacy.

(e) Without limitation, none of the Company, or any of its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(f) Except as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2022, the Company and each of its Subsidiaries have properly administered all accounts for which the Company or any of its Subsidiaries acts as a fiduciary, including accounts for which the Company or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in compliance with the terms of the applicable governing documents and applicable law. None of the Company or any of its Subsidiaries, or any director, officer or employee of the Company or any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would be material to the Company and its Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets and results of such fiduciary account.

(g) Each of the Company and Company Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the applicable regulation of the institution’s primary bank regulator). Neither the Company nor Company Bank has received any notice from a Governmental Entity that its status as “well-capitalized” or that Company Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

3.14 Certain Contracts.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Schedules, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral):

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, excluding any Company Benefit Plan);

(ii) that contains a non-compete or client, employee or customer non-solicit requirement or any other provision that restricts the conduct of, or the manner or location of conducting, any line of business by the Company or any of its Subsidiaries or upon consummation of the Merger would restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region;

(iii) that is a collective bargaining agreement or similar agreement with any labor union or guild;

(iv) any of the benefits of or obligations of or under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, stockholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events), or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole;

(v) that relates to the incurrence of indebtedness by the Company or any of its Subsidiaries, including any sale-leaseback transactions, capitalized leases and other similar financing transactions, or provides for the guarantee, support, indemnification, assumption or endorsement by the Company or any of its Subsidiaries of, or any similar commitment by the Company or its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in each case, in the principal amount of $250,000 or more;

(vi) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of the Company or its Subsidiaries or that limits or purports to limit the ability of the Company or any of its Subsidiaries (or that following consummation of the Merger would purport to limit the Surviving Corporation or any of its affiliates) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(vii) that obligates the Company or any of its Subsidiaries, or upon consummation of the Merger would obligate the Surviving Corporation or any of its affiliates, to conduct business with any third party on a preferential or exclusive basis, that requires referrals of business or requires the Company or any of its affiliates to make available investment opportunities to any person on a priority or exclusive basis, that contains any “most favored nation” or similar covenants or that provides for a “clawback” or similar undertaking requiring the reimbursement or refund of any fees;

(viii) that is an alliance, cooperation, limited liability company, joint venture, stockholders, partnership or similar agreement or any agreement involving a sharing of profits or losses relating to the Company or any of its Subsidiaries;

(ix) that involves future payment obligations in excess of $100,000 per annum, other than any such contracts which are terminable by the Company or any of its Subsidiaries on ninety (90) days’ or less notice without penalty;

(x) that limits the payment of dividends by the Company or any of its Subsidiaries;

(xi) that relates to the acquisition or disposition of any person, business or asset and under which the Company or any of its Subsidiaries has or would have a material obligation or liability, or that provides for any earn-out, contingent purchase price or similar payment obligation, or a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell any equity securities of any person;

(xii) that provides any third party the right to acquire, use or have access to, any assets or properties, or any interest therein, of the Company or any of its Subsidiaries, other than in connection with the sale of loans, loan participations or investment securities in the ordinary course of business;

(xiii) that is a Derivative Contract;

(xiv) that is a settlement, consent or similar agreement and contains any continuing obligations of the Company or any of its Subsidiaries;

(xv) that is an agreement with a federal or state Governmental Entity that insures or guarantees mortgage loans or mortgage-backed securities;

(xvi) to which any affiliate, officer, director, employee or consultant of the Company or any of its Subsidiaries, or any person beneficially owning five percent (5%) or more of the outstanding Shares of Company Common Stock is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course and in accordance with all applicable regulatory requirements with respect to it);

(xvii) that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger, the Bank Merger or the other transactions contemplated hereby;

(xviii) that is a lease of real or personal property;

(xix) that contains a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another person or any of its affiliates;

(xx) that (A) grants the Company or any of its Subsidiaries any right to use any Intellectual Property (other than under a “shrink-wrap,” “click-wrap,” “web-wrap,” or similar nonexclusive license agreement in respect of non-customized, generally commercially available off-the-shelf software or similar offering, such as a “software-as-a-service” platform (such offerings, “COTS Offering”) that provides for annual payments for license, maintenance, or other fees, in the aggregate, not in excess of $100,000), (B) permits any person to use, enforce, register, or otherwise exercise rights in any Intellectual Property of the Company or any of its Subsidiaries, including any license agreements, coexistence agreements and covenants not to sue, or (C) restricts the right of the Company or any of its Subsidiaries to use, register, enforce, or otherwise exercise rights in any Company Owned Intellectual Property;

(xxi) any broker, distributor, dealer, agency, sales promotion, customer or client referral, underwriter, administrative services, market research, market consulting or advertising agreement providing for annual payments by the Company and its Subsidiaries of more than $100,000; or

(xxii) that is not of the type listed above that this is material to the condition (financial or otherwise), results of operations or business of the Company and its Subsidiaries, taken as a whole.

(b) Each agreement, contract, arrangement, commitment or understanding of the type described in Section 3.14(a), whether or not set forth in the Company Disclosure Schedules, is referred to herein as a “Company Contract.” The Company has made available to Parent true, correct and complete copies of each Company Contract in effect as of the date hereof.

(c) In each case, except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries has performed and complied with all obligations required to be performed by it under each Company Contract, (iii) to the knowledge of the Company, each counterparty to each Company Contract has performed and complied with all obligations required to be performed by it under such Company Contract, (iv) neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of any Company Contract by any of the parties thereto and (v) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of the Company or any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, of or under any such Company Contract.

3.15 Agreements with Regulatory Agencies. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been, since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedules, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is currently considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement. The Company and each of its Subsidiaries are in compliance with each Company Regulatory Agreement to which it is party or subject, and neither the Company nor any of its Subsidiaries has received any notice from any Governmental Entity indicating that either the Company or any of its Subsidiaries is not in compliance with any such Company Regulatory Agreement.

3.16 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, collars, futures and forward contracts and other similar derivative transactions and risk management arrangements (including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions) (“Derivative Contracts”), whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with prudent banking practice, applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. The financial position of the Company and its Subsidiaries on a consolidated basis under any such Derivative Contracts has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP consistently applied in all material respects.

3.17 Environmental Matters.

(a) Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance, and have since January 1, 2022 complied, with all federal, state or local laws, regulations, orders, decrees, permits, authorizations, common law and agency requirements relating to: (i) the protection or restoration of the environment, health and safety as it relates to the exposure, handling, or Release of Hazardous Substance or the protection of natural resources, (ii) the handling, use, transportation, treatment, storage, presence, disposal, Release of, or exposure to, any Hazardous Substance or (iii) noise, odor, wetlands, indoor air quality, pollution, contamination or any injury to persons or property from exposure to any Hazardous Substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of the Company, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against the Company, which liability or obligation would have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or third party imposing any liability or obligation with respect to the foregoing environmental matters that would have, either individually or in the aggregate, a Material Adverse Effect on the Company. There has been no written third-party environmental site assessment conducted since January 1, 2022 assessing the presence of Hazardous Substances located on any property owned, leased, or operated by the Company or any Company Subsidiary that is within the possession or control of the Company or any of its Subsidiaries as of the date of this Agreement that has not been delivered to Parent prior to the date of this Agreement.

(b) For purposes of this Agreement:

(i) “Hazardous Substances” means any (1) petroleum or petroleum products, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and per- and polyfluoroalkyl substances (PFAS), (2) any chemicals or other materials or substances, which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants” under any applicable Environmental Laws, and (3) any other chemical, material or substance, exposure to or the Release of which is regulated, or for which liability is imposed under any applicable law.

(ii) “Release” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of any Hazardous Substance through or in the air, soil, surface water, ground water or real property.

3.18 Investment Securities and Commodities.

(a) Each of the Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP consistently applied in all material respects.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that are prudent and reasonable in the context of such businesses, and the Company and its Subsidiaries have, since January 1, 2022, been in material compliance with the terms of such policies, practices and procedures. Prior to the date of this Agreement, the Company has made available to Parent the material terms of such policies, practices and procedures.

3.19 Real Property; Personal Property.

(a) Section 3.19(a) of the Company Disclosure Schedules sets forth a complete and accurate list of all of the real properties owned by the Company or any Company Subsidiary as of the date of this Agreement (the “Company Owned Properties”).

(b) Section 3.19(b) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a complete and accurate list of all of the leases, subleases, licenses or other occupancies to which the Company or any Company Subsidiary is a party as lessee or tenant for real property (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”) and all the leases or other agreements evidencing such interests (the “Real Property Leases”), true and correct copies of which have previously been made available to Parent, including all amendments, extensions, supplements and modifications thereto with respect to each Company Leased Property.

(c) The Company or a Company Subsidiary, as applicable (x) has good and marketable fee simple title to all the Company Owned Properties and the improvements located thereon, free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) Liens identified in Section 3.19(c) of the Company Disclosure Schedules (collectively, “Permitted Encumbrances”), and (y) is the lessee of and has a valid leasehold interest in all the Company Leased Properties, free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties leased thereunder, and each Real Property Lease is valid, binding and enforceable in accordance with its terms and in full force and effect, the Company and each of its Subsidiaries and, to the knowledge of the Company, each lessor, has performed all material obligations required to be performed by it under each Real Property Lease, and no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any lessor, under any Real Property Lease.

(d) There are no pending or, to the knowledge of the Company, threatened condemnation proceedings, expropriation, or other proceeding in eminent domain against or affecting the Company Real Property. No person other than the Company and its Subsidiaries has any right in any of the Company Owned Properties or any right to use or occupy any portion of the Company Owned Properties or any portion of the Company Leased Properties, except, in each case, as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company has provided to Parent correct and complete copies of all title commitments, title insurance policies, zoning reports and surveys, geotechnical reports, environmental reports, easements, and any other document recorded with respect to the Company Owned Properties. No zoning, building or similar law, ordinance, order or regulation and no easement agreement is violated by the maintenance, operation or use of the building or any other improvements presently comprising a part of the Company Real Property. No commission, fee or other compensation is payable (or will, with the passage of time or occurrence of any event or both, be payable), with respect to any Real Property Lease, and there are no leasing commissions, fees or other compensation payable in respect of renewals and extensions of the Real Property Leases or the expansion of the leased premises the subject thereof.

(e) (i) The Company or a Company Subsidiary has good, valid and marketable title to all of the personal property of the Company and its Subsidiaries consisting of the trade fixtures, shelving, furniture, on-premises ATMs, equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures, machinery, vehicles, tools, plants, parts, supplies and other tangible personal property excluding any items consumed or disposed of, but including new items acquired or obtained, in the ordinary course of the operation of the business of the Company and its Subsidiaries (“Personal Property”) and (ii) each of the leases under which the Company or its Subsidiaries lease Personal Property is valid, and in full force and effect, without default thereunder by the lessee or, to the knowledge of the Company, the lessor.

(f) The properties and assets of the Company and its Subsidiaries (including the Company Real Property and the Personal Property) are in good operating condition and repair, subject only to ordinary wear and tear and are sufficient for the continued conduct of the business of the Company and its Subsidiaries after the Closing in substantially the same manner as conducted prior to the Closing.

3.20 Intellectual Property; Information Security.

(a) Section 3.20(a)(i) of the Company Disclosure Schedules contains a true and complete list, as of the date hereof, of all Registered Intellectual Property, indicating for each item the record owner, registration/application number, registration/application date and the filing jurisdiction, social media platform, or domain name registrar, as applicable. Section 3.20(a)(ii) of the Company Disclosure Schedules contains a true and complete list, as of the date hereof, of all Company Owned Intellectual Property that is not Registered, including: (a) all material unregistered trademarks (e.g., trademarks service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin); and (b) summary description of all material Trade Secrets and other unregistered Intellectual Property owned by the Company or its Subsidiaries.

(b) Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company: (a) each of the Company and its Subsidiaries solely owns (beneficially, and of record where applicable), free and clear of all Liens, other than Permitted Encumbrances, all right, title and interest in and to its respective material Company Owned Intellectual Property; (b) the Company Owned Intellectual Property and all issued and granted items therein are valid, subsisting, and enforceable; (c) the Company and its Subsidiaries have not taken any action or failed to take any action that could result in the abandonment, cancellation, forfeiture, relinquishment, invalidation, waiver, or unenforceability of any Company Owned Intellectual Property; (d) the Company or one of its Subsidiary is properly recorded as the registered owner of the Registered Intellectual Property; (e) neither the Company nor any of its Subsidiaries is a party to any consent, coexistence, indemnification, forbearance to sue, license, settlement, distribution, development or other agreements relating to the Company Owned Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business; (f) none of the Company Owned Intellectual Property is subject to any outstanding order or agreement restricting or otherwise materially limiting the use, validity, enforceability, scope, disposition or exploitation thereof by the Company or any of its Subsidiaries or any right, title or interest of the Company or any of its Subsidiaries with respect thereto; (g) the Company has received no written notice claiming or alleging that Company Owned Intellectual Property is, and to the Company’s knowledge none of the Company Owned Intellectual Property otherwise is, the subject of any opposition, cancellation, inter partes review or similar proceeding before any governmental, registration, or other authority in any jurisdiction, or is currently the subject of an office action or other form of preliminary or final refusal of registration; and (h) the Company has received no written notice claiming or alleging that either the Company or any of its Subsidiaries is, and to the Company’s knowledge neither the Company nor any of its Subsidiaries otherwise are, subject to any injunction or other specific judicial, administrative, or other order that restricts or impairs its use or distribution of any Company Intellectual Property.

(c) The Company Intellectual Property constitutes all of the material Intellectual Property used in and necessary for the operation of the business of the Company and its Subsidiaries as currently conducted and as proposed to be conducted. Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries owns or has the right to use, and immediately following the Closing will continue to own or have the right to use, all Company Intellectual Property on identical terms and conditions.

(d) The Company has disclosed a complete and accurate list of all Licensed Intellectual Property other than any COTS Offering pursuant to Section 3.20(d). Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, any use, reproduction, modification, distribution, or sublicensing of Licensed Intellectual Property by the Company or its Subsidiaries has been performed in accordance with the applicable terms, and the Company and its Subsidiaries are otherwise in compliance with all obligations relating to the use or protection of the Licensed Intellectual Property.

(e) Neither the Company Owned Intellectual Property nor the operation of the Company and each of its Subsidiaries’ respective businesses as presently conducted infringes, dilutes, misappropriates or otherwise violates, nor has infringed, diluted, misappropriated or otherwise violated, the Intellectual Property rights of any third person, and neither the Company nor any of its Subsidiaries has received any written claim, notice, invitation to license or similar communication, nor has any action been instituted or threatened relating to any Company Owned Intellectual Property, alleging any of the foregoing.

(f) The Company has received no written notice claiming or alleging that a third person is, and to the Company’s knowledge no third person is, infringing, diluting, misappropriating or otherwise violating, or has infringed, diluted, misappropriated or otherwise violated any of the Company Owned Intellectual Property or any Licensed Intellectual Property licensed to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has asserted or threatened in writing any claim, action, suit, proceeding or investigation against any person alleging any of the foregoing.

(g) The Company and its Subsidiaries have made commercially reasonable efforts to protect and maintain the proprietary nature of each item of Company Intellectual Property and the confidentiality of the Trade Secrets included therein. No such Trade Secrets (including Trade Secrets of third parties in the possession of the Company or its Subsidiaries) have been disclosed or permitted to be disclosed to any person except in the ordinary course of business and under an obligation of confidence. To the knowledge of the Company, no such Trade Secrets have been used or appropriated without authorization or other than for the benefit of the Company and its Subsidiaries, and no present or former officer, director, employee, agent, independent contractor, or consultant has misappropriated any such Trade Secrets.

(h) No past or present employees of the Company or its Subsidiaries have developed or created, in whole or in part, any of the Company Owned Intellectual Property. All consultants and contractors of the Company and its Subsidiaries have entered into valid and binding written agreements with the Company or a Subsidiary, pursuant to which all of such person’s right, title, and interest in and to Intellectual Property created by such person while engaged by the Company or its Subsidiaries have been irrevocably and unconditionally assigned to the Company or such Subsidiary, except where ownership of such right, title, and interest is vested in an Company or its Subsidiary by operation of law. No past or present employee, contractor, or consultant of the Company or its Subsidiaries has any rights to or ownership interest in any Company Owned Intellectual Property.

(i) The Company and its Subsidiaries do not own, develop, maintain, distribute, or otherwise make available any Proprietary Software. Any Software used by the Company or its Subsidiaries in the operation of their businesses consist solely of Licensed Intellectual Property.

(j) The Company and each of its Subsidiaries have implemented commercially reasonable measures designed to (i) protect the confidentiality, integrity, operation and security of the Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including backup, security and disaster recovery technology and procedures, and (ii) prevent the introduction of Malicious Code, including the use of firewall protections and virus scans and access monitoring.

(k) Neither the Company nor any of its Subsidiaries has used, incorporated, linked to, or distributed any Open Source Software in connection with any Company Intellectual Property or Company Products.

(l) To the knowledge of the Company, none of the Company Intellectual Property contains any computer code or mechanisms which are intended to (i) disrupt, disable, erase, or harm its operation, or cause such software to damage data, hardware, storage media, programs, equipment, or communications, or (ii) permit any person to access such Software without authorization. The Company Products, if any, comply in all material respects with applicable contractual commitments relating to their use, functionality, or performance, and, to the knowledge of the Company, there are no pending or threatened claims alleging any such failure.

(m) Neither the Company nor any of its Subsidiaries uses, has developed, or incorporates any artificial intelligence, machine learning, deep learning tools or similar technologies in its business operations or in any Company Products.

(n) No funding, facilities, or personnel of any Governmental Entity or educational institution were used to develop or create, in whole or in part, any of the Company Owned Intellectual Property. None of the Company Owned Intellectual Property contains Intellectual Property that is (i) owned by any Governmental Entity or educational institution or (ii) derived from Intellectual Property owned by any Governmental Entity or educational institution.

(o) Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company IT Assets operate and perform substantially as required by the Company and each of its Subsidiaries in connection with their respective businesses. To the knowledge of the Company, there has been no material unauthorized use, access, interruption, modification or corruption of any of the Company IT Assets (or any information or transactions stored or contained therein or transmitted thereby) since January 1, 2022 that, individually or in the aggregate, has resulted in or is reasonably expected to result in material liability to the Company or any of its Subsidiaries, taken as a whole, or an obligation for the Company or any of its Subsidiaries to notify any Governmental Entity. The Company has implemented and maintains data backups, disaster recovery and business-continuity practices for its business, Company IT Assets and data contained therein that are consistent with industry practices and comply in all material respects with applicable law. The Company has: (i) on a periodic basis, conducted reasonable vulnerability tests and assessments of the Company IT Assets, and (ii) to the knowledge of the Company, timely corrected any identified material issues, and patched or otherwise remediated any identified vulnerabilities. To the knowledge of the Company, the Company IT Assets do not presently have any material issues or vulnerabilities.

(p) Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company has not: (i) suffered, or reasonably suspected to have suffered, any (A) failures or delays or breakdowns in the Company IT Assets since January 1, 2022 which have caused any material disruption or interruption in the Company’s business, or (B) any material unauthorized intrusion or breach of the security of the Company IT Assets or any material defect, bug, breakdown, malfunction, or other failure of the IT Assets; or (ii) received any written notices, written claims or written complaints from any person regarding the same. The Company maintains and has since January 1, 2022 maintained reasonable physical, technical and administrative security measures, policies, and practices to protect the confidentiality, integrity and availability of all Company IT Assets, Personal Data and other confidential or proprietary information of the Company’s business therein from and against unlawful, accidental, or unauthorized access, destruction, disposal, loss, use, modification, misuse or disclosure. To the knowledge of the Company, the Company contractually requires all vendors and other persons providing services for the Company’s business who have access to, or receive, Company IT Assets, Personal Data or other confidential or proprietary information of the Company’s business from or on behalf of the Company’s business to (i) maintain reasonable physical, technical and administrative security measures, and (ii) comply with all Privacy and Security Requirements, as applicable. The Company has not since January 1, 2022 received any written complaint, claim, demand, inquiry or other such notice, from any person or Governmental Entity regarding any alleged violation of, or deficiency in, Privacy and Security Requirements, or compliance with contractual obligations, with respect to Personal Data, other confidential or proprietary information of the business or the Company IT Assets.

(q) Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company has not: (i) experienced, or reasonably suspected, any breaches of security or privacy (including theft or unlawful, accidental, or unauthorized use, access, collection, processing, storage, disposal, destruction, transfer, disclosure, interruption, modification or other misuse by any person of Personal Data) or policies relating to Personal Data collected, processed, owned, stored, used, maintained or controlled by or on behalf of the Company’s business, (ii) materially failed to comply with Privacy and Security Requirements, in each case relating to Personal Data collected, processed, owned, stored, used, or maintained or controlled by or on behalf of any of the Company’s business, or (iii) experienced any material losses, thefts or unauthorized accesses to or disclosures of confidential information or proprietary information ((i)-(iii) collectively, “Information Security Incident”). The Company has not been obligated to provide notification of an Information Security Incident under applicable Privacy and Security Requirements to any person or Governmental Entity and has not received any written complaints or notices of the same. To the knowledge of the Company, this Agreement will not result in any violation of any applicable Privacy and Security Requirements.

(r) For purposes of this Agreement:

(i) “Company Intellectual Property” means, collectively, all Company Owned Intellectual Property and Licensed Intellectual Property.

(ii) “Company IT Assets” means any and all IT Assets owned, leased, licensed (or purported to be owned, leased or licensed) or otherwise used by the Company or any of its Subsidiaries.

(iii) “Company Owned Intellectual Property” means Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries, including the Registered Intellectual Property, Company Products, and Proprietary Software.

(iv) “Company Products” means all products or services (including any websites, mobile applications, firmware or other Software) owned (or purported to be owned), developed (or currently being developed), offered, marketed, distributed, hosted, sold, or otherwise made available at any time by or on behalf of the Company or any of its Subsidiaries.

(v) “Intellectual Property” means any and all: (i) trademarks, service marks, brand names, collective marks, Internet domain names, internet and mobile account names, including social media names, “tags,” or “handles,” logos, symbols, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby; (ii) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (iii) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions (“Trade Secrets”); (iv) copyrights in published and unpublished works of authorship (including Software, databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) other intellectual property rights, rights of publicity, or similar proprietary rights throughout the world, including causes of action, damages and remedies for past, present and future infringements, misappropriations or other violations thereof and rights of protection of an interest therein under the laws of any jurisdiction.

(vi) “IT Assets” means the computer systems (including computers, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines, software, hardware, information technology systems, data processing systems, databases, data repositories, cloud services and other systems, equipment and infrastructure) that are owned, leased, licensed or otherwise used by or on behalf of the Company in or necessary to the conduct of the Company’s business.

(vii) “Licensed Intellectual Property” means all Intellectual Property owned by a third party that is licensed to the Company or any of its Subsidiaries.

(viii) “Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” “malware,” (in each case, as such terms are commonly understood in the software industry) or any other code designed to have any of the following functions: (i) disrupting, disabling or harming the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file, in each case, without authorization and without the applicable user’s consent.

(ix) “Open Source Software” means any Software that is distributed (i) as “free software” (as defined by the Free Software Foundation), (ii) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd), or (iii) under a license that (A) requires source code or derivative works based on such Software to be made publicly available under the same license or (B) prohibits the receipt of consideration in connection with sublicensing or distributing such software.

(x) “Proprietary Software” means Software owned by the Company or any of its Subsidiaries.

(xi) “Privacy and Security Laws” means all applicable laws (including common law), statute, legislation, constitution, principle of common law, resolution, ordinance, code, judgment, order, decree, treaty, rule, regulation, ruling, determination, charge, direction or other restriction of an arbitrator or Governmental Entity, including without limitation laws relating to privacy, data security, data protection, data transfer, data disposal, breach notification, telephone and text message communications, online tracking, and marketing by email or other channels, in all relevant jurisdictions. This includes but is not limited to U.S. state comprehensive and financial privacy laws, federal privacy laws and regulations (including but not limited to the Gramm-Leach-Bliley Act, Fair Credit Reporting Act, etc.), Federal Financial Institutions Examination Council IT Handbooks, and digital marketing practices subject to laws such as the CAN-SPAM Act and Telephone Consumer Protection Act.

(xii) “Privacy and Security Requirements” means, in connection with the collection, storage, use, security, disclosure or disposal of any Personal Data or other sensitive data or IT Assets by or on behalf of the Company, all (a) applicable Privacy and Security Laws, (b) contractual commitments of a party or any of its Subsidiaries, (c) publicly-facing statements, policies, or procedures adopted by a party or any of its Subsidiaries, (d) internal privacy and security policies and procedures, and (e) industry and self-regulatory standards and codes of conduct to which a party or any of its Subsidiaries is bound, including, as applicable, the Payment Card Industry Data Security Standard, in each of clause (a) through (e) of this definition, regarding privacy, cybersecurity, data security or artificial intelligence.

(xiii) “Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity, Internet domain name registrar, or social media platform.

(xiv) “Registered Intellectual Property” means all Company Owned Intellectual Property that is Registered.

(xv) “Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in Source Code, object code or other form or format, including libraries, subroutines and other components thereof, and all material documentation relating thereto.

(xvi) “Source Code” means computer programming code in human readable form that is not suitable for machine execution without the intervening steps of interpretation or compilation.

3.21 Related Party Transactions. Except as set forth in Section 3.21 of the Company Disclosure Schedules or in any Company Report, (i) there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company), on the other hand, except those of a type available to employees of the Company or its Subsidiaries generally and other than deposits held by Company Bank in the ordinary course of business, and (ii) there are no material properties, rights or assets that are used in the business of the Company or any of its Subsidiaries and owned by any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company).

3.22 State Takeover Laws. The Board of Directors of the Company has approved this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions, the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar provisions of the Company Articles or Company Bylaws (collectively with any similar provisions of the Parent Articles or Parent Bylaws, “Takeover Statutes”).

3.23 Reorganization. The Company has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24 Opinion. Prior to the execution of this Agreement, the Company has received an opinion (which if initially rendered verbally, has been or will be confirmed by a written opinion as of the same date) from Piper Sandler & Co., to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25 Company Information. The information relating to the Company and its Subsidiaries or that is provided by the Company or its Subsidiaries or representatives for inclusion in the Proxy Statement and the S-4, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection herewith, will not (with respect to the Proxy Statement, as of the date the Proxy Statement is first mailed to the Company’s stockholders and as of the date of the Company Meeting, and with respect to the S-4, as of the time the S-4 or any amendment or supplement thereto is filed and when declared effective under the Securities Act) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Parent or any of its Subsidiaries) will comply in all material respects with applicable law.

3.26 Loan Portfolio.

(a) Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which the Company or any Subsidiary of the Company is a creditor (collectively, “Company Loans”) currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the knowledge of the Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Enforceability Exceptions). The notes or other credit or security documents with respect to each such outstanding Company Loan were in compliance in all material respects with all applicable laws at the time of origination or purchase by the Company or its Subsidiaries.

(b) Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, each outstanding Company Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Company Loan files are being maintained in accordance with the relevant notes or other credit or security documents and the Company’s written underwriting standards, in each case, with all applicable requirements of applicable law.

(c) Section 3.26(c) of the Company Disclosure Schedules sets forth a list of (i) each Company Loan that as of September 30, 2025 (A) was contractually past due 90 days or more in the payment of principal and/or interest, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by the Company, any of its Subsidiaries or any Governmental Entity, (D) a specific reserve allocation existed in connection therewith, or (E) was required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, (ii) each Company Loan that, as of September 30, 2025, (A) a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the Company Loans are less than 90 days past due, (B) the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Company Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (C) where a specific reserve allocation exists in connection therewith, and (iii) each asset of the Company or any of its Subsidiaries that, as of September 30, 2025, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Company Loans, and the book value thereof as of such date. For each Company Loan identified in accordance with the immediately preceding sentence, Section 3.26(c) of the Company Disclosure Schedules sets forth the outstanding balance, including accrued and unpaid interest, on each such Company Loan and the identity of the borrower thereunder as of September 30, 2025.

(d) Section 3.26(d) of the Company Disclosure Schedules sets forth a list of all Company Loans outstanding as of the date of this Agreement by the Company or any of its Subsidiaries to any directors, officers and principal stockholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries. There are no employee, officer, director or other affiliate Company Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Company Loans are and were originated in all material respects compliance with all applicable laws.

(e) Neither the Company nor any of its Subsidiaries is now, nor has it ever been since January 1, 2022, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Company Loans.

(f) The Company’s and its Subsidiaries’ allowances for credit losses are, and such allowances contained in the financial statements required to be delivered to Parent under Section 6.2(a) will be, determined in compliance with the Company’s methodologies and in accordance with the requirements of GAAP and standards established by applicable Governmental Entities and the Financial Accounting Standards Board in all material respects.

(g) Since January 1, 2022, the Company and each of its Subsidiaries has complied in all material respects with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated by the Company or any of its Subsidiaries satisfied in all material respects: (1) all applicable laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such mortgage loans, including, to the extent applicable, all laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval; (2) the responsibilities and obligations relating to such mortgage loans set forth in any contract between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity, loan investor or insurer, on the other hand; (3) the applicable rules, regulations, guidelines, handbooks and other requirements of any

Governmental Entity, loan investor or insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval; and (4) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each such mortgage loan; in each case applicable as of the time of such origination, processing, underwriting or credit approval.

(h) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold or is servicing (i) Company Loans or pools of Company Loans or (ii) participations in Company Loans or pools of Company Loans contain any obligation to repurchase such Company Loans or interests therein or to pursue any other form of recourse against the Company or any of its Subsidiaries solely on account of a payment default by the obligor on any such Company Loan.

(i) Except as would not have, either individually or in the aggregate, a Material Adverse Effect on the Company, as to each Company Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Entity, such guaranty is in full force and effect, and to the Company’s knowledge, will remain in full force and effect following the Effective Time, in each case, without any further action by the Company or any of its Subsidiaries, subject to the fulfillment of their obligations under the agreement with the Small Business Administration or other Governmental Entity that arise after the date hereof and assuming that any applicable applications, filings, notices, consents and approvals contemplated in Section 3.4 and Section 4.4 have been made or obtained.

3.27 Insurance.

(a) True and correct copies of all policies (“Insurance Policies”) of liability, property, fire, casualty, business interruption, product liability, and other forms of insurance owned or held by the Company or any of its Subsidiaries or with respect to which the Company or any Company Subsidiary is a beneficiary have previously been made available to Parent. Except as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance with their Insurance Policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. There is no material claim pending under any Insurance Policies as to which coverage has been denied or disputed by the underwriters of such policies. Neither the Company nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any Insurance Policies.

(b) Section 3.27(b) of the Company Disclosure Schedules sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by the Company or its Subsidiaries, including the value of its BOLI, as of the date hereof. The value of such BOLI is and has since January 1, 2022 in all material respects been fairly and accurately reflected in the most recent balance sheet included in the Company Reports in accordance with GAAP. The Company has complied with all applicable laws and regulatory requirements in all material respects regarding its investment in BOLI, including the requirement to obtain positive consent from all applicable employees allowing the Company to be the beneficiary of the applicable life insurance policies.

3.28 Labor.

(a) Neither the Company nor any of its Subsidiaries is, nor at any time since January 1, 2022 was, a party to or bound by any collective bargaining agreement or other agreement with a labor union or like organization, and to the knowledge of the Company, there are no organizational campaigns, petitions or other activities or proceedings of any individual or group of individuals, including representatives of any labor union, workers’ council or labor organization, seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries. All employees of the Company and its Subsidiaries classified as exempt under the Fair Labor Standards Act are properly classified. All individuals engaged as independent contractors or consultants are properly classified.

(b) There are no labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of the Company, threatened (in writing), and neither the Company nor any of its Subsidiaries has experienced any such labor related controversy, strike, slowdown, walkout or other work stoppage since January 1, 2022.

(c) Each of the Company and its Subsidiaries is in material compliance with all applicable laws relating to labor, employment, termination of employment or similar matters, including but not limited to laws relating to discrimination, disability, classification of workers, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers’ compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and has not engaged in any unfair labor practices or similar prohibited practices. Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local law that remains unsatisfied. The Company and its Subsidiaries are in compliance in all material respects with all applicable requirements of the Immigration Reform and Control Act and have in their files properly completed copies of Form I-9 for all employees with respect to whom that form is required. The Company and its Subsidiaries are enrolled in and use E-Verify where required by applicable law. All employees of Company Bank and its Subsidiaries are covered by Company Bank’s bankers’ bond policy and are eligible to be employed by an FDIC-insured bank under the FDIA and applicable FDIC rules and regulations.

(d) Except as set forth in Company Disclosure Schedule 3.28(d), in the past three (3) years, to the Company’s knowledge, there has not been any allegation or threatened allegation of sexual harassment, sexual misconduct or discrimination against any current or former director, manager, officer or employee of the Company or its Subsidiaries. Except as set forth in Company Disclosure Schedule 3.28(d), in the past three (3) years, neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations or threatened allegations of sexual harassment, sexual misconduct or discrimination by any current or former director, manager, officer, employee, independent contractor, or other service provider of the Company or any of its Subsidiaries.

3.29 Broker-Dealer, Investment Advisory, Insurance and Digital Currency Matters.

(a) None of the Company, its Subsidiaries or, to the knowledge of the Company, any of their respective officers and employees are required to be registered, licensed or qualified with the SEC or any securities or insurance commission or other Governmental Entity as a broker-dealer, investment adviser, futures commission merchant, municipal securities dealer, registered principal, registered representative, agent, salesperson or investment adviser representative. Neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to any obligation to be so registered, licensed or qualified.

(b) Neither the Company nor any Subsidiary of the Company serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

(c) Neither the Company nor any Subsidiary of the Company is required to be registered, licensed or qualified as an insurance agency or broker.

(d) Neither the Company nor any of its Subsidiaries owns, controls, provides custodial services to, or has any right, title or interest in any cryptocurrency, digital token, virtual currency, non-fungible token (NFT), or other blockchain-based or digital asset (collectively, “Digital Currency”). The Company and its Subsidiaries do not provide banking services to customers that operate businesses involving Digital Currency.

3.30 ESOP Matters.

(a) The Company has sponsored an employee stock ownership plan (the “ESOP”) that is a Company Benefit Plan. The ESOP is funded through a trust (the “ESOP Trust”).

(b) The ESOP is now and at all times since its inception has been an employee stock ownership plan described in Section 4975(e)(7) of the Code and the regulations thereunder, and the ESOP has at all times primarily invested in “qualifying employer securities” in accordance with Sections 4975(e)(8) and 409(l) of the Code and all other applicable laws and regulations. The ESOP Trust is a trust duly formed in accordance with applicable state law and is, and at all times has been, a trust described in Section 501(a) of the Code.

(c) The ESOP is and at all times has been, maintained and administered in compliance with its terms, ERISA, the Code and all other applicable laws, and the Company, the ESOP and the trustee of the ESOP (the “Trustee”) have received no notice to the contrary or otherwise has any knowledge to the contrary. No breach of fiduciary duties under ERISA or prohibited transactions (within the meaning of Section 4975(c) of the Code) have occurred with respect to the ESOP for which an exemption is not available, including with respect to the initial acquisition of securities by the ESOP, and no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of the ESOP. No prior purchase of the capital stock of the Company, or distribution or sale of capital stock of the Company, by the Trustee has adversely affected the qualified status of the ESOP under Section 401(a) of the Code or the status of the ESOP as an employee stock ownership plan under Section 4975(e)(7) of the Code.

(d) The shares of capital stock of the Company acquired by the ESOP Trust and held by the Trustee are and at all times have been “employer securities” under Section 407(d)(1) of ERISA and Section 409(l) of the Code and “qualifying employer securities” for purposes of Section 407(d)(5) of ERISA and Section 4975(e)(8) of the Code.

(e) The ESOP is subject to a favorable determination letter from the Department of Treasury with respect to the tax-qualification of the ESOP document. To the knowledge of the Company, no facts exist that would jeopardize the Company’s reliance on such determination letter. The ESOP is tax-qualified under Section 401(a) and 4975(c)(7) of the Code, and its related trust is tax-exempt under Section 501(a) of the Code.

(f) After the satisfaction of the loans between the Company and the ESOP Trust, as contemplated in Section 6.20(b), there will be no existing debt of the ESOP or the Company relating to the ESOP.

(g) The consummation of the transactions contemplated by this Agreement by the Trustee will not involve any non-exempt transaction that is subject to the prohibitions of Section 406 of ERISA, and the regulations and rulings promulgated thereunder, or in connection with which a tax may be imposed pursuant to Section 4975 of the Code and the regulations and rulings promulgated thereunder.

3.31 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article III and in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses, operations, assets, liabilities, or condition (financial or otherwise), and the Company hereby disclaims any such other representations or warranties.

(b) The Company acknowledges and agrees that neither Parent nor any other person has made or is making, and the Company has not relied on, any express or implied representation or warranty other than those contained in Article IV and in any certificate delivered by Parent pursuant to this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (A) as disclosed in the applicable section of the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedules”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item would result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (a) any other section of this Article IV specifically referenced or cross-referenced and (b) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (B) as disclosed in any Parent Reports filed by Parent since January 1, 2022, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer), Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania and is a bank holding company duly registered under the BHC Act. Parent has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, have a Material Adverse Effect on Parent. True and complete copies of the Parent Articles and the Parent Bylaws, in each case, as in effect as of the date of this Agreement, have previously been made available by Parent to the Company. Parent is not in violation of any of the provisions of the Parent Articles or Parent Bylaws.

(b) Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and in which the failure to be so licensed or qualified or in good standing would, either individually or in the aggregate, have a Material Adverse Effect on Parent, and (iii) has all requisite corporate (or similar) power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted in all material respects. There are no restrictions on the ability of any Parent Subsidiary to pay dividends or distributions, except in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Parent Subsidiary that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the FDIA) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Parent Disclosure Schedules sets forth a true and complete list of all Subsidiaries of Parent as of the date hereof. No Parent Subsidiary is in violation of any of the provisions of the articles or certificate of incorporation or bylaws (or comparable organizational documents) of such Parent Subsidiary.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 600,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, no par value per share. As of November 21, 2025, there are (i) 247,091,710 shares of Parent Common Stock outstanding, (ii) 66,493,090 shares of Parent Common Stock held in treasury, (iii) 3,155,747 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding restricted stock unit awards in respect of shares of Parent Common Stock (“Parent RSUs”) and performance-based restricted stock unit awards in respect of shares of Parent Common Stock (“Parent PSUs”, and together with the Parent RSUs, the “Parent Equity Awards”) (assuming performance goals applicable to the Parent PSUs are satisfied at the maximum level), (iv) 259,551 shares of Parent Common Stock reserved for issuance under Parent’s Amended and Restated 2023 Director Equity Plan (“Director Plan Shares”), (v) 763,127 shares of Parent Common Stock reserved for issuance under Parent’s Employee Stock Purchase Plan, (vi) 1,995,495 shares of Parent Common Stock reserved for issuance under the Fulton Financial Corporation 401(k) Retirement Plan, (vii) 200,000 shares of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, of Parent, and (viii) no other shares of capital stock or other voting securities or equity interests of Parent issued, reserved for issuance or outstanding. Parent owns all of the outstanding stock of Parent Bank. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness or instruments that have the right to vote on any matters on which stockholders of Parent may vote. Other than Parent Restricted Stock Awards, Parent RSUs, Parent PSUs, and Director Plan Shares issued on or prior to the date of this Agreement, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom equity, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character whatsoever relating to or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in Parent, or contracts, commitments, understandings or arrangements by which Parent may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Parent, or otherwise obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Parent or any of its Subsidiaries is a party with respect to the voting or transfer of the Parent Common Stock, capital stock or other voting or equity securities or ownership interests of Parent.

(b) Except as set forth on Section 4.2(b) of the Parent Disclosure Schedules, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence or set forth on Section 4.2(b) of the Parent Disclosure Schedules, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom equity, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Parent Subsidiary, or contracts, commitments, understandings or arrangements by which any Parent Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Parent Subsidiary, or otherwise obligating any Parent Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire an such securities.

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the transactions contemplated hereby, including the consummation of the Merger, have been duly and validly approved by the Board of Directors of Parent. The Board of Directors of Parent has duly adopted resolutions pursuant to which it has determined that the consummation of the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement is advisable and in the best interests of Parent and shareholders and has adopted and approved this Agreement and the transactions contemplated by this Agreement. Except for the adoption and approval of the Bank Merger Agreement by the Board of Directors of Parent Bank and Parent as its sole shareholder, no other corporate proceedings on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in connection with the Merger have been validly authorized, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Articles or the Parent Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, require consent or notice under or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract agreement or other instrument or obligation to which Parent is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of clause (y) above, for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (b) the filing of any required applications, filings or notices, as applicable, with the OCC under the Bank Merger Act, and approval of such applications, filings and notices, (c) the filing of any required applications, filings or notices, as applicable, with the NJDBI, and approval of such applications, filings and notices, (d) those additional applications, filings and notices, if any, listed on Section 4.4 of the Parent Disclosure Schedules and approval of such applications, filings and notices, (e) the filing with the SEC of the S-4 in which the Proxy Statement will be included, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement and declaration by the SEC of effectiveness of the S-4, (f) the filing of the Pennsylvania Statement of Merger with the Pennsylvania Bureau pursuant to the PBCL, the filing of the Delaware Certificate of Merger with the Delaware Secretary pursuant to the DGCL, and the filing of the Bank Merger Articles, (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement and (h) the approval of the listing of such shares of Parent Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution, delivery and performance by Parent of this Agreement or (B) the consummation by Parent of the Merger and the other transactions contemplated hereby. As of the date hereof, Parent is not aware of any reason why the necessary regulatory approvals and consents will not be received to permit consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement on a timely basis.

4.5 Reports. Parent and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2022 with any Regulatory Agencies and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2022, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not have a Material Adverse Effect on Parent. Each such report, form, correspondence, registration or statement filed with (or furnished to, as applicable) any Regulatory Agency or other Governmental Entity since January 1, 2022, as of the date of its filing (or furnishing, as applicable) complied in all material respects with relevant legal requirements. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2022. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2022, in each case, which would be material to Parent and its Subsidiaries, taken as a whole.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal and not material in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been since January 1, 2022, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. No independent public accounting firm of Parent has resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Parent nor any of its Subsidiaries has any liability of any nature (whether absolute, accrued, contingent or otherwise and whether due or to become due) that would be required by GAAP to be set forth on its consolidated balance sheet or the notes thereto, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or as expressly contemplated by this Agreement, in each case, which would not have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not have, either individually or in the aggregate, a Material Adverse Effect on Parent. Parent (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(d) Since January 1, 2022, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise has had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney (whether or not employed by Parent or any of its Subsidiaries) representing Parent or any of its Subsidiaries has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or the Board of Directors or similar governing body of any Parent Subsidiary or any committee thereof, or to the knowledge of Parent, to any director or officer of Parent or any Parent Subsidiary.

4.7 Broker’s Fees. With the exception of the engagement of Stephens Inc., neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since December 31, 2024 through the date of this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

4.9 Legal Proceedings.

(a) Except as would not, either individually or in the aggregate, have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement, and, to the knowledge of Parent, there are no facts or circumstances that would reasonably be expected to result in any such claims, actions or governmental or regulatory investigations.

(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon or entered into by Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (other than any order issued by a Regulatory Agency in connection with the Mergers or Bank Merger whose approval is required for the Mergers or Bank Merger, as the case may be).

4.10 SEC Reports. An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent since January 1, 2022 pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) is publicly available, and no such Parent Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2022, as of their respective dates, all Parent Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent Reports.

4.11 Compliance with Applicable Law.

(a) Parent and each of its Subsidiaries hold, and have at all times since January 1, 2022, held, and been in compliance with, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable law (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold or be in compliance with, nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would have, either individually or in the aggregate, a Material Adverse Effect on Parent, and to the knowledge of Parent no suspension or cancellation of any such necessary license, franchise, permit, charter or authorization is threatened.

(b) Parent and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under (i) any applicable law, statute, order, rule, guideline and/or regulation of any Governmental Entity relating to Parent or any of its Subsidiaries, including all laws related to cybersecurity, data protection or privacy (including laws relating to the Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Small Business Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including the protection of Personal Data. Neither Parent nor any of its Subsidiaries has knowledge of, and none of Parent or any of its Subsidiaries has received from a Governmental Entity since January 1, 2022, written notice of, any material defaults or violations of any applicable law relating to Parent or any of its Subsidiaries. Parent and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by Parent and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where Parent and its Subsidiaries conduct business.

(c) Parent Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(d) Parent maintains a written information privacy and security program that contains reasonable administrative, technical and physical safeguards designed to protect the privacy, confidentiality and security of Personal Data against a Security Breach. To the knowledge of Parent, since January 1, 2022, Parent has not experienced any Security Breach that would material to Parent or require notification to affected individuals, a Governmental Entity or a Regulatory Agency that has not been made. To the knowledge of Parent, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that would have a Material Adverse Effect on Parent. To the knowledge of Parent, Parent has not been the subject of any inquiry or action of any Governmental Entity or Regulatory Agency with respect to any unauthorized processing of Personal Data or material violation of any laws related to cybersecurity, data protection or privacy.

(e) Without limitation, none of Parent, or any of its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(f) Each of Parent and Parent Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the applicable regulation of the institution’s primary bank regulator). Neither Parent nor Parent Bank has received any notice from a Governmental Entity that its status as “well-capitalized” or that Company Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

4.12 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent nor any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Parent Contract”).

(b) In each case, except as would not, either individually or in the aggregate, have a Material Adverse Effect on Parent, (i) each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Parent and each of its Subsidiaries has performed and complied with all obligations required to be performed by it under each Parent Contract, (iii) to the knowledge of Parent, each counterparty to each Parent Contract has performed and complied with all obligations required to be performed by it under such Parent Contract, (iv) neither Parent nor any of its Subsidiaries knows of, or has received notice of, any violation of any Parent Contract by any of the parties thereto and (v) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of Parent or any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, of or under any such Parent Contract.

4.13 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedules, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is currently considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement. Parent and each of its Subsidiaries are in compliance with each Parent Regulatory Agreement to which it is party or subject, and neither Parent nor any of its Subsidiaries has received any notice from any Governmental Entity indicating that either Parent or any of its Subsidiaries is not in compliance with any such Parent Regulatory Agreement.

4.14 State Takeover Laws. The Board of Directors of Parent has approved this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any Takeover Statutes.

4.15 Reorganization. Parent has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.16 Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Proxy Statement and the S-4, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection herewith, will not (with respect to the Proxy Statement, as of the date the Proxy Statement is first mailed to the Company’s stockholders and as of the date of the Company Meeting, and with respect to the S-4, as of the time the S-4 or any amendment or supplement thereto is filed and when declared effective under the Securities Act) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with applicable law.

4.17 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent in this Article IV and in any certificate delivered by Parent pursuant to this Agreement, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries, businesses, operations, assets, liabilities, or condition (financial or otherwise), and Parent hereby disclaims any such other representations or warranties.

(b) Parent acknowledges and agrees that neither the Company nor any other person has made or is making, and Parent has not relied on, any express or implied representation or warranty other than those contained in Article III and in any certificate delivered by the Company pursuant to this Agreement.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of the Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.1 of the Company Disclosure Schedules), required by law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees, franchises, rights, authorizations issued by Governmental Entities and relationships with customers, regulators and other persons with whom they have advantageous business relationships and (c) take no action that (i) is intended to or would reasonably be expected to adversely affect or delay the ability of any Party to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform the Company’s covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis or (ii) that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being or becoming not being capable of being satisfied.

5.2 Company Forbearances. Without limiting the foregoing, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement in accordance with Article VIII, except as set forth in Section 5.2 of the Company Disclosure Schedules, as expressly contemplated or permitted by this Agreement or as required by law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings in each case with a maturity not in excess of six (6) months not to exceed $50,000,000 in the aggregate and (ii) deposits, in the case of each of (i) and (ii), in the ordinary course of business consistent with past practice, incur any indebtedness or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, corporation or other entity;

(b) (i) (i) (A) adjust, split, combine or reclassify any Company Securities or Company Subsidiary Securities or (B) amend any term or alter any rights of any outstanding Company Securities or Company Subsidiary Securities;

(ii) make, declare or pay or set a record date for any dividend, or any other distribution on (whether in cash, stock, property or any combination thereof), or directly or indirectly redeem, purchase or otherwise acquire, or register under the Securities Act any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Company Securities or Company Subsidiary Securities (except (A) cash dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, and (B) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Options or for withholding taxes incurred in connection with the exercise of Company Options or the vesting or settlement of Company Equity Awards outstanding as of the date hereof, in each case, in accordance with past practice and the terms of the applicable award agreements as in effect on the date hereof);

(iii) grant any Company Equity Awards or any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, restricted shares or other equity or equity-based awards or interests, or grant any person, corporation or other entity any right to acquire any Company Securities or Company Subsidiary Securities;

(iv) issue, sell, transfer, dispose of, mortgage, encumber or otherwise permit to become outstanding any shares of capital stock, voting securities or equity interests, or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Company Securities or Company Subsidiary Securities, or any options, warrants or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Company Securities or Company Subsidiary Securities, except pursuant to the exercise, vesting or settlement of Company Equity Awards outstanding as of the date hereof in accordance with their terms as in effect immediately prior to the date hereof;

(c) sell, transfer, mortgage, encumber, subject to any Lien (other than a Permitted Encumbrance), lease, or otherwise dispose of (whether by merger, consolidation, disposition of stock or assets or otherwise) any of its properties or assets (other than Intellectual Property addressed under Section 5.2(d) below) to any person other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice;

(d) sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any Company Intellectual Property, except for (i) non-exclusive licenses granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of Registered Intellectual Property at the end of such Registered Intellectual Property’s statutory term;

(e) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice, (i) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person or (ii) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person, corporation or other entity;

(f) terminate, amend or waive any provision of any Company Contract, other than normal renewals of contracts in the ordinary course of business consistent with past practice without material changes of terms, or enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(g) except as required under applicable law or the terms of any Company Benefit Plan as in effect immediately prior to the date of this Agreement or required by the terms of this Agreement, (i) enter into, adopt, amend or terminate any Company Benefit Plan or other program, policy, practice, plan, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof, (ii) increase the compensation or benefits payable to any current, future or former employee, officer, director, consultant or individual independent contractor, except for base salary increases made in the ordinary course of business consistent with past practice for employees whose annual compensation does not exceed $200,000 (provided, that such increases do not exceed 3% for any single employee and do not exceed in the aggregate 3% of the aggregate base salaries as of the date of this Agreement of all Company employees whose annual compensation does not exceed $200,000; provided, further, that any such increases (including the timing thereof) are in the ordinary course of business), (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation, (iv) grant or accelerate the vesting of any equity or equity-based awards, (v) fund any rabbi trust or similar arrangement, (v) grant any rights with respect to severance, change in control, retention, or similar compensation, (vi) terminate the employment or services of, or provide a notice of termination to, any officer, employee, consultant or individual independent contractor whose annual compensation is greater than $100,000, other than for cause or (vii) hire, engage, offer to hire or offer to engage, any officer, employee, consultant or individual independent contractor whose annual compensation would be greater than $100,000, except, following consultation with Parent, to fill vacancies that may arise in the ordinary course of business;

(h) settle any claim, suit, action or proceeding, except in the ordinary course of business involving solely monetary remedies in an amount and for consideration not in excess of $50,000 individually or $150,000 in the aggregate and which would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;

(i) amend its certificate of incorporation, its bylaws or comparable governing documents of its Subsidiaries;

(j) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(k) materially restructure or materially change its investment portfolio, investment securities portfolio or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by law or GAAP or applicable accounting requirements of any Governmental Entity, in each case, including changes in the interpretation or enforcement thereof;

(m) (i) enter into any new line of business or change in any material respect, or implement any new, lending, investment, underwriting, hedging practices, programs or policies, risk, asset liability management, interest rate, fee pricing, operating, securitization, servicing or other banking policies or programs, including any activities that, if engaged in by the Company or any of its Subsidiaries, would result in a breach by the Company of Section 3.29, except as required by applicable law, regulation or policies imposed by any Governmental Entity, or (ii) make or acquire any loans or extensions of credit (A) outside of the ordinary course of business consistent with past practice and the Company’s lending policies and procedures in effect as of the date of this Agreement, (B) in excess of $5,000,000 in loan exposure per transaction, provided that in the case of this clause (B), if Parent does not respond to a request for consent pursuant to this Section 5.2(m) within three (3) business days of having received such request together with the relevant loan package, such non-response shall be deemed to constitute consent (it being understood that a rejection or request for additional information within such three (3) business day period shall constitute a response by Parent for these purposes) or (C) that exceed the Company’s internal lending limits such that the loan or extension of credit would require approval by the Company’s Board of Directors or any applicable committee thereof, unless in the case of this clause (C) the Company has notified and provided the relevant loan package to Parent (through Parent’s Chief Credit Officer or such other representative as may be designated by Parent) and thereafter has consulted with Parent for at least two (2) business days after the relevant loan package is provided to Parent;

(n) make, or commit to make, any capital expenditures that exceed $100,000 individually or $250,000 in the aggregate;

(o) except as required by applicable law, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, enter into any closing agreement with respect to Taxes, settle any Tax claim, audit, assessment or dispute, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, fail to timely file any Tax Return (taking into account timely requested extensions) or fail to timely pay any Tax due and payable;

(p) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office, or other significant office or operations facility of it or its Subsidiaries;

(q) materially reduce the amount of its insurance coverage;

(r) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate, or allow to lapse, any material permits;

(s) enter into any securitizations of any Company Loans or create any special purpose funding or variable interest entity other than on behalf of clients;

(t) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(u) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body authorizing any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the Parent Disclosure Schedules, as expressly contemplated or permitted by this Agreement or as required by law, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Parent Articles or Parent Bylaws in a manner that would adversely affect the holders of Company Common Stock disproportionately relative to other holders of Parent Common Stock;

(b) adjust, split, combine or reclassify any capital stock of Parent or amend the Parent Articles or Parent Bylaws in a manner that would materially and adversely change the rights, terms or preferences of the Parent Common Stock;

(c) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(d) agree to take, make any commitment to take or adopt any resolutions of its board of directors or similar governing body authorizing any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Each of Parent and the Company and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts to promptly prepare and file with the SEC the Proxy Statement, and Parent shall promptly prepare, and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus, and Parent and the Company shall use commercially reasonable efforts to file the S-4 no later than forty-five (45) days following the date of this Agreement, provided, that the Company has timely provided to Parent all necessary information regarding the Company and its Subsidiaries for the filing. Each of Parent and the Company shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail or deliver the Proxy Statement to its stockholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Each Party shall provide the other all non-privileged information concerning itself and its affiliates as may be reasonably requested by the other in connection with the preparation of the Proxy Statement and the S-4.

(b) The Parties shall cooperate with each other and use their reasonable best efforts to promptly (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, within thirty (30) days of the date of this Agreement, provided, that the Company has timely provided to Parent all necessary information regarding the Company and its Subsidiaries for such applications, notices, petitions and filings) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the non-confidential information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated herein, subject to applicable law. As used in this Agreement, “Requisite Regulatory Approvals” means all regulatory consents, registrations, orders, approvals (and the expiration or termination of all statutory waiting periods in respect thereof), permits and authorizations from the Federal Reserve Board, the OCC and the NJDBI and any other approvals set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement or those the failure of which to be obtained would have, individually or in the aggregate, a Material Adverse Effect on Parent or the Company.

(c) Each of Parent and the Company shall use its commercially reasonable efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, under no circumstances shall Parent or any of its Subsidiaries be required, and the Company and its Subsidiaries shall not be permitted (without Parent’s written consent), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to impair in any material respect the benefits of the transactions contemplated by this Agreement to Parent or its Subsidiaries or have a material and adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole (in each case, measured on a scale relative to the Company and its Subsidiaries, taken as a whole) after giving effect to the Merger (any of the foregoing, a “Materially Burdensome Regulatory Condition”).

(d) Parent and the Company shall, upon request, promptly furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders or stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the Bank Merger and the other transactions contemplated by this Agreement. Each of Parent and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the Company’s stockholders, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. Each of Parent and the Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4 or the Proxy Statement, as applicable.

(e) Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or will be obtained subject to a Materially Burdensome Regulatory Condition, or that the receipt of any such approval will be materially delayed.

6.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable laws, for the purposes of preparing for the Merger, the Bank Merger and the other matters contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Parent, reasonable access, during normal business hours during the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, books, contracts, commitments, personnel and records, and the Company and its Subsidiaries, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent a copy of each report, schedule, and other document filed with or received from a Governmental Entity (other than information that the Company is not permitted to disclose under applicable law), and all other information concerning the Company’s and its Subsidiaries’ business, properties and personnel as Parent may reasonably request for the purposes of preparing for the Merger, the Bank Merger and the other matters contemplated by this Agreement; provided, that any investigation or request pursuant to this Section 6.2(a) shall not interfere unreasonably with normal operations of the Company and its Subsidiaries. Upon the reasonable request of the Company, Parent shall furnish such reasonable information about it and its business as is reasonably relevant to the Company and its stockholders. Neither the Company nor Parent, nor any of their respective Subsidiaries, shall be required to provide access to or to disclose information to the extent such access or disclosure would violate or prejudice the rights of such Party’s or its Subsidiaries’ customers, jeopardize the attorney-client privilege of such Party or its Subsidiaries (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law or binding agreement entered into prior to the date of this Agreement. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the Mutual Confidentiality Agreement, dated August 19, 2025, between Parent and the Company (the “Confidentiality Agreement”) the terms of which expressly survive the execution of this Agreement.

(c) No investigation by the Parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Stockholder Approval.

(a) Following the execution of this Agreement, the Company shall, in accordance in all material respects with applicable law and the Company Articles and the Company Bylaws, call a meeting of its stockholders (the “Company Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective, but in no event later than forty-five (45) calendar days after the S-4 is declared effective, for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Merger, and, if so desired and mutually agreed, upon other matters of the type customarily brought before a meeting of stockholders to approve a merger agreement or the transactions contemplated thereby, and the Company shall use its reasonable best efforts to cause the Company Meeting to occur as soon as reasonably practicable. The Company and its Board of Directors shall use their reasonable best efforts to obtain from the stockholders of the Company the Requisite Company Vote, including by communicating to its stockholders its recommendation (and including such recommendation in the Proxy Statement) that they adopt and approve this Agreement and the transactions contemplated hereby (the “Company Board Recommendation”), and shall not (i) withhold, withdraw, modify or qualify in a manner adverse to Parent the Company Board Recommendation, (ii) fail to make the Company Board Recommendation in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly, finally and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Company Board Recommendation, in each case within ten (10) business days after such Acquisition Proposal is made public or any request by Parent to do so (which request may be made once per Acquisition Proposal, and any material change thereto) (or such fewer number of days as remains prior to Company Meeting), or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(b) Notwithstanding anything in this Agreement to the contrary, prior to the time the Requisite Company Vote is obtained, the Board of Directors of the Company may make a Recommendation Change if and only if (i) the Company and its Subsidiaries and Representatives have complied with their obligations under Section 6.11, (ii) an unsolicited bona fide written Acquisition Proposal is made to the Company after the date of this Agreement by a third party, and such Acquisition Proposal is not withdrawn, (iii) the Board of Directors of the Company has concluded in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (iv) the Board of Directors of the Company has concluded in good faith (after consultation with its outside legal counsel) that failure to make a Recommendation Change would be more likely than not to result in a violation of the directors’ fiduciary duties under applicable law, (v) prior to effecting the Recommendation Change, three (3) business days shall have elapsed since the Company has given written notice to Parent advising Parent that the Company intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of, and the identity of the person making, any such Acquisition Proposal that is the basis of the Recommendation Change (it being understood that any amendment or change to any material term of such Acquisition Proposal shall require a new notice and the provisions of this Section 6.3(b) shall apply anew), (vi) during such three (3) business day period, the Company has considered, and engaged in good-faith discussions with Parent regarding, any adjustment or modification of the terms of this Agreement proposed by Parent and (vii) the Board of Directors of the Company, following such three (3)-business day period, again reasonably determines in good faith (after consultation with its outside legal counsel and financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent and delivered to the Company in writing) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal, and that failure to make a Recommendation Change would be more likely than not to result in a violation of the directors’ fiduciary duties under applicable law.

(c) The Company shall adjourn or postpone the Company Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company has not received proxies representing a sufficient number of Shares necessary to obtain the Requisite Company Vote, provided, that no such adjournment or postponement shall delay the Company Meeting by more than 10 days from the prior-scheduled date or to a date on or after the fifth (5th) business day preceding the Termination Date. Except as described in the preceding sentence, the Company shall not adjourn or postpone the Company Meeting without Parent’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(d) Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms (i) the Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of the Company at the Company Meeting for the purpose of voting on the approval and adoption of this Agreement, and nothing contained herein shall be deemed to relieve the Company of such obligations, and (ii) the Company shall not submit to the vote of its stockholders any Acquisition Proposal or any transaction contemplated thereby.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Parent and the Company shall, and shall cause its respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such Party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other Parties to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is advisable or required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing. Parent shall file with the NASDAQ a notification form for the listing of all shares of Parent Common Stock to be delivered as Merger Consideration prior to the Effective Time and shall use its reasonable best efforts to cause such shares of Parent Common Stock to be listed on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans.

(a) During the Relevant Period, the Surviving Corporation shall, or shall cause each of its Subsidiaries to, provide each employee who is actively employed by the Company or any of its Subsidiaries on the Closing Date (each, a “Continuing Employee”): (i) base salary or hourly wages, as applicable, no less favorable than the base salary or hourly wages provided to such Continuing Employee immediately prior to the Effective Time; (ii) an annual cash bonus opportunity amount as a percentage of base salary that is no less than the annual cash bonus opportunity amount as a percentage of base salary as in effect for such Continuing Employee immediately prior to the Effective Time; and (iii) employee benefits (excluding benefits described in clauses (i) and (ii) above, bonuses, change in control, retention, loan, equity, equity-based, long-term incentive, defined benefit pension and retiree welfare benefits) which, in the aggregate, are substantially comparable to the employee benefits (excluding benefits described in clauses (i) and (ii) above, bonuses, change in control, retention, loan, equity, equity-based, long-term incentive, defined benefit pension and retiree welfare benefits) provided by Parent to similarly situated employees of Parent during such period; provided, however, that until such time as Parent shall cause Continuing Employees to participate in the employee benefit plans of Parent or its Subsidiaries (“Parent Benefit Plans”), a Continuing Employee’s continued participation in the Company Benefit Plans shall be deemed to satisfy the foregoing clause (iii) of this sentence (it being understood that participation in Parent Benefit Plans may commence at different times with respect to each Company Benefit Plan). For purposes of this Section 6.6(a), the “Relevant Period” means the earlier of (a) the date on which the applicable Continuing Employee’s employment with the Surviving Corporation, Parent or any of their respective Subsidiaries terminates for any reason (regardless of whether such termination is initiated by such Continuing Employee or by the Surviving Corporation, the Parent or any of their respective Subsidiaries), (b) with respect to clauses (i) and (iii) of this Section 6.6(a), the date that is one (1) year after the Effective Time and (c) with respect to clause (ii) of this Section 6.6(a), the period beginning at the Effective Time and ending on December 31, 2026. For the avoidance of doubt, the covenant described in the foregoing clause (ii) does not guarantee or promise that any specific amount will be paid in respect of an annual bonus.

(b) Upon Continuing Employees’ enrollment in Parent Benefit Plans, such Continuing Employees will, consistent with the provisions of Section 6.6(a) above, become participants in such Parent Benefit Plans on the same terms and conditions as similarly situated employees of Parent. Without limiting the generality of the foregoing, Parent will use commercially reasonable efforts to provide each Continuing Employee with prior service credit under the Parent Benefit Plans for such Continuing Employee’s service with the Company and its Subsidiaries (and their respective predecessors), but (i) only to the extent that such crediting of service does not result in duplication of benefits, (ii) only to the extent recognized as of the Effective Time for a similar purpose under the corresponding Company Benefit Plan and (iii) not for accrual of benefits under any defined benefit pension plan or with respect to equity, equity-based or long-term incentive compensation. If any Continuing Employee becomes eligible to participate in any Parent Benefit Plan that provides medical, vision, prescription drug, hospitalization or dental benefits, Parent shall use commercially reasonable efforts to (a) cause any pre-existing condition limitations or eligibility waiting periods under such Parent Benefit Plan to be waived with respect to such Continuing Employee and his or her covered dependents to the extent such limitation or waiting period would have been waived or satisfied under the corresponding Company Benefit Plan in which such Continuing Employee participated, and (b) recognize, for the plan year in which such Continuing Employee becomes eligible to participate in such Parent Benefit Plan, for purposes of annual deductible, co-pay and out-of-pocket limits under such Parent Benefit Plan, deductible, co-pays and out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under the corresponding Company Benefit Plan during the plan year in which they commence participation in such Parent Benefit Plan.

(c) The Company shall take (or cause to be taken) all actions reasonably determined by Parent to be necessary or appropriate to terminate, effective not later than the day immediately prior to the Effective Time, any Company Benefit Plans that contain a cash or deferred arrangement intended to qualify under Section 401(a) of the Code. The Company shall provide Parent with evidence (including amendments to bring such plans into compliance with applicable law and the operation of such plan(s), and resolutions providing for the termination of such plan(s)) that such plan(s) has been terminated (the form and substance of which shall be subject to review and approval by Parent, approval of which shall not be unreasonably withheld, conditioned or delayed) not later than the day immediately preceding the Effective Time. Effective as of the Effective Time, Parent shall have in effect a defined contribution plan that is qualified under Section 401(a) of the Code, which plan shall accept the transfer of account balances (including, if permitted by the applicable recordkeeper without undue burden on Parent, the Surviving Corporation or any of their respective Subsidiaries, promissory notes evidencing all outstanding loans) of each participant in the Company Benefit Plans terminated under this Section 6.6(c). All materials, amendments, resolutions, notices and communications relating to the termination of any Company Benefit Plan under this Section 6.6(c) shall be subject to the advance approval by Parent (such approval not to be unreasonably withheld, conditioned or delayed), and are to be provided to Parent reasonably in advance of being adopted, distributed or disseminated (as applicable).

(d) Beginning at, and during the six (6) month period immediately following, the Effective Time, employees of the Company and its Subsidiaries that are involuntarily terminated by Parent, the Company or any of their respective Subsidiaries on the Closing Date and Continuing Employees involuntarily terminated within six (6) months of the Closing Date shall be covered by Parent’s general severance policy (in accordance with the terms thereof, as in effect from time to time, which current terms are described on Section 6.6(d) of the Company Disclosure Schedule) during such period, a copy of which policy (as in effect as of the date hereof) has been made available to the Company, with the benefits provided thereunder to be determined taking into account the service crediting provisions set forth in Section 6.6(b) and all service with Parent or a Subsidiary thereof from and after the Effective Time.

(e) The Company may take the actions and make the payments and contributions set forth in, and from and after the Closing, Parent shall assume and honor the obligations of, the arrangements set forth in Section 6.6(e) of the Company Disclosure Schedule.

(f) From the date hereof until the earlier of the Effective Time or the termination of this Agreement, the Company and its Subsidiaries shall not make any communications to any of their respective employees regarding compensation, benefits, terms or conditions of employment, or other employment-related matters affected by the transactions contemplated by this Agreement that are inconsistent with any talking points agreed to by the Company and Parent unless the Company or such Subsidiary first consults with Parent and reflects any reasonable comments received from Parent.

(g) Notwithstanding the foregoing or anything contained in this Agreement to the contrary, nothing in this Section 6.6 shall, or is intended to, (i) be treated as an amendment, modification, adoption or establishment of any Company Benefit Plan, Parent Benefit Plan, or other employee benefit plan, program, agreement, practice, policy or arrangement, (ii) alter or limit the ability of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries or affiliates to amend, modify, adopt or terminate any Company Benefit Plan, Parent Benefit Plan, or other employee benefit plan, program, agreement, practice, policy or arrangement, (iii) alter or limit the ability of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries or affiliates to terminate the employment of, or change the terms and/or conditions of employment of, any Continuing Employee at any time for any reason (with or without notice), or (iv) create any third-party beneficiary rights in any person (including any employee of the Company, the Surviving Corporation or any of their respective Subsidiaries or affiliates (including any Continuing Employee), any beneficiary or dependent thereof or any collective bargaining representative thereof), including, without limitation, with respect to compensation, terms and/or conditions of employment and/or benefits.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) To the fullest extent permitted by applicable law, Parent and the Surviving Corporation shall indemnify and hold harmless, to the extent such persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Articles or the Company Bylaws (and shall also advance expenses as incurred to the extent provided under the Company Articles and Company Bylaws as in effect as of the date of this Agreement), each present and former director and officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that the Surviving Corporation may substitute therefor policies with substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated hereby); provided, however, that in no event shall the Surviving Corporation be obligated to expend, on an annual basis, an amount in excess of 250 % of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium not exceeding the Premium Cap. In lieu of the foregoing, Parent or the Company, in consultation with, but only upon the consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), may (and at the request of Parent, the Company shall) obtain at or prior to the Effective Time a six (6)-year “tail” policy under the Company’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence, if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties or assets to any person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

6.8 Additional Agreements. In case at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger and the Bank Merger, the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be required or reasonably requested by Parent.

6.9 Advice of Changes. Parent and the Company shall each promptly advise the other Party of any fact, effect, change, event, circumstance, condition, occurrence or development that (i) has had or is reasonably likely, either individually or in the aggregate, to have a Material Adverse Effect on it or (ii) would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the Party receiving such notice.

6.10 Stockholder Litigation. Each Party shall promptly advise the other Party in writing of any actual or threatened shareholder or stockholder litigation against such Party or any of its Subsidiaries and/or the members of the boards of directors of the Company or Parent or their respective Subsidiaries related to this Agreement or the Merger and the other transactions contemplated by this Agreement. The Company shall give Parent an opportunity to participate at its expense in the defense or settlement of any such litigation and the right to review and comment on all filings or responses to be made by the Company in connection with any such litigation, and the Company will in good faith take such comments into account, and no such settlement shall be offered or agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that Parent shall not be obligated to consent to any settlement which does not include a full release or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or its affiliates.

6.11 Acquisition Proposals. Except as expressly permitted by this Section 6.11, the Company agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors, financing sources, investment bankers, attorneys and other representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) disclose or provide any confidential or nonpublic information to, have or participate in any discussions with (except to notify a person that has made or, to the knowledge of the Company, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.11) or otherwise cooperate in any way with, any person in connection with or relating to any Acquisition Proposal (including by affording access to the personnel, properties, books, records or assets of the Company or its Subsidiaries) or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.11) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, prior to the receipt of the Requisite Company Vote and subject to compliance with this Section 6.11, in the event the Company receives an unsolicited bona fide written Acquisition Proposal after the date of this Agreement that did not result from a breach of this Section 6.11, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if and only if its Board of Directors determines in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and that the failure to take such actions would be more likely than not to result in a violation of the directors’ fiduciary duties under applicable law; provided, that prior to providing any confidential or nonpublic information permitted to be provided pursuant to the foregoing or participating in such negotiations or discussions, the Company shall have given Parent at least three (3) business days’ prior written notice and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company. The Company shall provide Parent with a copy of any confidential or nonpublic information provided to any person pursuant to the prior sentence prior to or simultaneously with furnishing such information to such person (to the extent not previously provided). The Company will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal and will request the return or destruction of any information provided to any such person in connection therewith. The Company will promptly (and within 24 hours) advise Parent following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal) and will provide Parent an unredacted copy of such Acquisition Proposal and any draft agreements, proposals or other materials or correspondence received in connection with such inquiry or Acquisition Proposal, and will keep Parent reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal (including providing an unredacted copy of such amended or revised Acquisition Proposal and any further or revised draft agreements, proposals or other materials or correspondence received in connection with such inquiry or Acquisition Proposal). The Company shall enforce any existing confidentiality agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof and will not release any third party from, or waive any provisions of, any such agreements. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the

Company and its Subsidiaries or 20% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer), exchange offer or other acquisition of equity or voting securities that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries. As used in this Agreement, “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction, all or substantially all of the consolidated assets of the Company and its Subsidiaries or all of the outstanding shares of Company Common Stock, and which the Board of Directors of the Company has in good faith determined (after consultation with its outside legal counsel and financial advisors, and taking into account the terms and conditions of such Acquisition Proposal and this Agreement (as it may be proposed to be amended by Parent) and all legal, financial, timing, regulatory and other aspects of such Acquisition Proposal and the person making the proposal), to be more favorable, from a financial point of view, to the Company’s stockholders than the Merger and the transactions contemplated by this Agreement (as it may be proposed to be amended by Parent) and to be reasonably likely to be consummated on a timely basis on the terms proposed.

6.12 Public Announcements. The Parties agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by Parent and the Company. Each of the Parties agrees that no public release or announcement or other statement concerning this Agreement or the transactions contemplated hereby shall be issued by any Party without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant Party is subject, in which case the Party required to make the release or announcement shall consult with the other Parties about, and allow the other Parties reasonable time to comment on, such release or announcement in advance of such issuance.

6.13 Change of Method. Parent shall be empowered, at any time prior to the Effective Time, to change the method or structure of effecting the combination of the Company and Parent (including the provisions of Article I) and the Company agrees to enter into such amendments to this Agreement as Parent may reasonably request to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to any Party or its shareholders or shareholders as applicable or (iii) impede or materially delay the consummation of the transactions contemplated by this Agreement or the receipt of the Requisite Regulatory Approvals. If Parent elects to make such a change, the Company agrees to cooperate to execute appropriate documents to reflect the change.

6.14 Restructuring Efforts. If the Company shall have failed to obtain the Requisite Company Vote at the duly convened Company Meeting or any adjournment or postponement thereof, unless this Agreement has been validly terminated in accordance with Section 8.1, each of the Parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for herein (it being understood that no Party shall have any obligation to alter or change any material terms, including the amount or kind of the Merger Consideration, in a manner adverse to such party or its shareholders or stockholders as applicable or to agree to any change that would adversely affect the Tax treatment of the Merger with respect to such Party or its shareholders or stockholders as applicable) and/or resubmit this Agreement and the transactions contemplated hereby (or as restructured pursuant to this Section 6.14) to the Company’s stockholders for adoption and approval.

6.15 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.

6.16 Takeover Statutes. None of the Company, Parent, or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Voting Agreements, the Merger or any of the other transactions contemplated hereby or thereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) this Agreement, the Voting Agreements, the Merger and the other transactions contemplated hereby and thereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Voting Agreements, the Merger or any of the other transactions contemplated hereby or thereby, each Party and their respective Boards of Directors will grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement or the Voting Agreements, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.17 Tax Cooperation. Subject to Section 6.1, Parent and the Company shall cooperate in order to obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(c), including by executing and delivering representations contained in certificates of officers of Parent and the Company reasonably satisfactory in form and substance to Parent’s and the Company’s respective counsel.

6.18 Third-Party Consents and Agreements.

(a) The Parties shall use commercially reasonable efforts and shall reasonably cooperate with one another in order to obtain the consents or waivers from any third parties (that are not Governmental Entities) that are required to consummate or are necessary or mutually agreed to be advisable connection with, the transactions contemplated by this Agreement (in such form and content as mutually agreed by the Parties).

(b) The Company shall use commercially reasonable efforts to provide data processing, item processing and other processing support to assist Parent in planning and preparing for a successful conversion of the data and other files and records of the Company and its Subsidiaries to Parent’s production environment, subject to any applicable laws. In furtherance of the foregoing and subject to any applicable laws, the Company shall:

(i) reasonably cooperate with Parent to establish a mutually agreeable project plan to effectuate the conversion;

(ii) use its commercially reasonable efforts to have the Company’s outside contractors continue to support both the conversion effort and its ongoing needs until the conversion can be established;

(iii) provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts reasonably requested by Parent for use in planning the conversion and at Parent’s expense, as soon as reasonably practicable;

(iv) provide reasonable access to the Company’s personnel and facilities and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to enable the conversion effort to be completed on schedule; and

(v) give notice of termination, conditioned upon the completion of the Merger, of the contracts of outside data, item and other processing contractors or other third-party vendors to which the Company or any of its Subsidiaries are bound when directed in writing to do so in advance by Parent.

(c) Parent agrees that all actions taken pursuant to this Section 6.18 shall be taken in a manner intended to minimize disruption to, and Section 6.18 shall not require the Company or any of its Subsidiaries to take any action that will unreasonably interfere with, the customary business activities of the Company and its Subsidiaries.

(d) Notwithstanding anything to the contrary in this Section 6.18, (i) the Company and its Subsidiaries shall not be required to compensate any third party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any third party and (ii) any breach by the Company of its obligations under this Section 6.18 shall not, whether alone or together with any other breach of this Section 6.18, constitute a failure to satisfy the condition precedent set forth in Section 7.2(b) unless (x) such breach has not been cured by the Company within ten (10) business days after Parent’s delivery to the Company of a written notice specifying in reasonable detail the facts and circumstances constituting such breach and (y) such breach is a willful and material breach.

6.19 Exemption from Liability Under Section 16(b). Parent and the Company agree that, in order to most effectively compensate and retain the Company Insiders, both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock into shares of Parent Common Stock in the Merger and the conversion of any Company Equity Awards into corresponding Parent Equity Awards in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 6.19. The Company shall deliver to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), and the Board of Directors of Parent and of the Company, or a committee of nonemployee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or Company Equity Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock or Parent Equity Awards by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.20 ESOP Matters.

(a) Pass-Through Voting. The Company shall, within thirty (30) days of the date hereof, appoint a fiduciary at Parent’s expense who is independent of all parties to the transactions contemplated in this Agreement to serve as the trustee of the ESOP Trust or to have authority to direct the trustee of the ESOP (the “Independent Fiduciary”). The Independent Fiduciary shall have discretion to consider the transactions contemplated hereby, manage the ESOP participant rights to direct the Independent Fiduciary as to the voting of the ESOP shares as required by Section 409(e) of the Code, and have discretion to vote of shares held in the ESOP that are not allocated to participant accounts and the allocated shares for which no voting instructions have been received. The Independent Fiduciary shall timely notify ESOP participants of the stockholder vote described in Section 6.3 and shall provide participants with an opportunity to direct the Independent Fiduciary with respect to the voting shares allocated to each respective participant’s account concerning approval of the transactions contemplated in this Agreement. Such notice shall include information sufficient to enable participants to make informed decisions concerning the exercise of their voting rights under the ESOP with respect to the stockholder vote described in Section 6.3. The process for obtaining participant voting instructions shall comply with the requirements of ERISA and section 409(e) of the Code.

(b) ESOP Termination. Prior to the Effective Time, but after the receipt of the last to be obtained of either the requisite Company shareholder approval and the regulatory approvals required for the transactions contemplated by this Agreement and, subject to the occurrence of the Closing, the Company shall take action to terminate the ESOP effective on the day prior to the Closing Date (the “ESOP Termination Date”). In connection with the termination of the ESOP, (i) all plan accounts shall be fully vested and 100% non-forfeitable as of the ESOP Termination Date, (ii) no new participants shall be admitted to the ESOP on or after the ESOP Termination Date, (iii) all outstanding indebtedness of the ESOP shall be repaid by delivering a sufficient number of unallocated shares of Company

Common Stock to the Company with a fair market value equal to such indebtedness, at least five (5) business days prior to the Effective Time, (iv) the balance of the unallocated shares and any other unallocated assets remaining in the ESOP after repayment of the ESOP loan shall be allocated as earnings to the accounts of the ESOP participants based upon their respective account balances under the ESOP as of the ESOP Termination Date, (v) all shares of Company Common Stock held by ESOP following repayment of all outstanding indebtedness shall be converted into the right to receive the Merger Consideration, and (vi) the right to elect an in-service distribution of up to 75% of the value of ESOP accounts shall be provided to ESOP participants as soon as practicable after the Effective Time in accordance with the terms of the ESOP, but subject to the discretion of the administrator of the ESOP with respect to consideration of post-Closing adjustments and the application of a determination letter with respect to the termination of the ESOP. The Company will adopt such amendments to the ESOP to effect the provisions of this Section 6.20(b). Prior to the Closing Date, the Company shall provide Parent with the final documentation evidencing that the actions contemplated herein have been effectuated. Notwithstanding anything herein to the contrary, the Company shall continue to accrue and make contributions to the ESOP from the date of this Agreement through the ESOP Termination Date in an amount sufficient (but not to exceed) for the Trustee to make loan payments that become due in the ordinary course on the outstanding loan to the ESOP prior to the ESOP Termination Date and shall also make a contribution to the ESOP, prior to the ESOP Termination Date, to enable the Trustee to make a pro rata payment on the ESOP loan for any year in which the Closing occurs (if the Closing occurs prior to December 31) through and including the earlier of the end of the calendar month immediately preceding the month in which the Closing occurs or the ESOP Termination Date. The Company shall provide Parent in advance with the form and substance of any applicable resolution or amendment under this Section 6.20(b) for Parent’s review and comment, which timely comments shall be considered in good faith.

(c) Fiduciary Liability Insurance. The Company shall obtain insurance for fiduciary liability under ERISA that provides coverage for claims brought up to six years following the consummation of all transactions contemplated in this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. This Requisite Company Vote shall have been obtained.

(b) NASDAQ Listing. Parent shall have filed with the NASDAQ a notification form for the listing of all shares of Parent Common Stock to be delivered as Merger Consideration, and the NASDAQ shall not have objected to the listing of such shares of Parent Common Stock.

(c) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) none of the Requisite Regulatory Approvals shall include or shall have resulted in the imposition of a Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No law, statute, rule, regulation, order, injunction, judgment or decree issued, enacted, promulgated, enforced or entered by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition, in each case whether temporary, preliminary or permanent (each, a “Restraint”), preventing, restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect.

7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver (subject to applicable law) by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Sections 3.2(a), 3.2(b) (but only with respect to Company Bank) and 3.9(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct in all respects (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Sections 3.1(a), 3.1(b) (but only with respect to Company Bank), 3.3(a), 3.3(b)(i), 3.8 and 3.24 (in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would have a Material Adverse Effect on the Company or the Surviving Corporation. Parent shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with, in all material respects, the obligations, covenants and agreements required to be performed and complied with by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) Federal Tax Opinion. Parent shall have received the opinion of Holland & Knight LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any effect, change, event, circumstance, condition, occurrence or development that has had, or would have, either individually or in the aggregate, a Material Adverse Effect on the Company.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver (subject to applicable law) by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in (i) Sections 4.2(a) and 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Section 4.1(a), 4.1(b) (but only with respect to Parent Bank), 4.2(b) (but only with respect to Parent Bank), 4.3(a), 4.3(b)(i), and 4.7 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would have a Material Adverse Effect on Parent. The Company shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed and complied with, in all material respects, the obligations, covenants and agreements required to be performed and complied with by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c) Federal Tax Opinion. The Company shall have received the opinion of Luse Gorman, PC, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger or any of the other transactions contemplated by this Agreement and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, or any of the other transactions contemplated by this Agreement;

(c) by either Parent or the Company, if the Merger shall not have been consummated on or before August 24, 2026 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or comply with the obligations, covenants and agreements of such party set forth herein;

(d) by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein), if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within thirty (30) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by the Company if (i) the Company shall have complied in all material respects with its obligations under Section 6.3 (including with respect to any requested adjournment or postponement requested under Section 6.3(c)) and Section 6.11, (ii) the Company Meeting (including any postponements or adjournments thereof) shall have concluded with the vote contemplated by Section 6.3(a) having been taken and the Requisite Company Vote shall not have been obtained and (iii) prior to the Company Meeting, the Company shall have received a Superior Proposal which did not result from a breach of Section 6.3 or Section 6.11 and the Board of Directors of the Company shall have determined to enter into a definitive agreement providing for such Superior Proposal upon termination of this Agreement in accordance with this Section 8.1(e) and shall have entered into such agreement concurrently with such termination; provided, that (x) following such Company Meeting (including any postponements or adjournments thereof) and prior to such termination, the Company and the Board of Directors of the Company shall have complied with their respective obligations pursuant to Sections 6.3(b)(v), 6.3(b) (vi) and 6.3(b)(vii), which shall be deemed to apply to a termination pursuant to this Section 8.1(e) mutatis mutandis (it being understood that references to “Recommendation Change” therein shall, for purposes of this clause (x), be deemed to be references to a termination pursuant to this Section 8.1(e)) and (y) concurrently with and as a condition to the effectiveness of such termination the Company shall pay Parent the Termination Fee pursuant to Section 8.2(d);

(f) by Parent if the Company Meeting (including any postponements or adjournments thereof) shall have concluded with the vote contemplated by Section 6.3(a) having been taken and the Requisite Company Vote shall not have been obtained; or

(g) by Parent, prior to the Requisite Company Vote having been obtained, if the Company or the Board of Directors of the Company shall have (i) made a Recommendation Change or (ii) breached its obligations under Section 6.3 or Section 6.11 in any material respect.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.12, Section 8.1, this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement.

(b) In the event that, after the date of this Agreement and prior to the termination of this Agreement, (i) a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of the Company or shall have been made directly to the stockholders of the Company, or any person shall have publicly announced an Acquisition Proposal, with respect to the Company, (ii) thereafter this Agreement is terminated (A) by either Parent or the Company pursuant to Section 8.1(c) (if the Requisite Company Vote has not theretofore been obtained but all other conditions set forth in Sections 7.1 and 7.3 had been satisfied or were capable of being satisfied prior to such termination) or (B) by Parent (x) pursuant to Section 8.1(d) due to a willful breach by the Company or (y) pursuant to Section 8.1(f), and (iii) prior to the date that is 12 months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same-day funds, a fee equal to $9,694,662 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%.”

(c) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(g), then the Company shall pay Parent, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.

(d) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(e), then the Company shall, concurrently with and as a condition to such termination, pay Parent the Termination Fee by wire transfer of same day funds.

(e) The Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay the amount due pursuant to this Section 8.2 when required, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the Termination Fee or any portion thereof, the Company shall pay the costs and expenses of Parent (including attorneys’ fees and expenses) in connection with such suit. In addition, if the Company fails to pay the amounts payable pursuant to this Section 8.2 when required, then the Company shall pay interest on such overdue amounts

(for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by the Company pursuant to this Section 8.2 constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach of this Agreement, shall be the sole monetary remedy of Parent in the event of a termination of this Agreement specified in such section. In no event shall the Company be required to pay the Termination Fee more than once.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the Parties, at any time before or after receipt of the Requisite Company Vote; provided, however, that after the receipt of the Requisite Company Vote, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

8.4 Extension; Waiver. At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement shall survive the Effective Time, except for those obligations, covenants and agreements contained herein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expense.

9.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to the Company, to:

Blue Foundry Bancorp

19 Park Avenue

Rutherford, New Jersey 07070

Attention:  James D. Nesci

Email:   jnesci@bluefoundrybank.com

with a copy (which shall not constitute notice) to:

Luse Gorman, PC

5335 Wisconsin Avenue, N.W., Suite 780

Washington, DC 20015

Attention:  John Gorman

    Marc P. Levy

E-mail:   jgorman@luselaw.com

    mlevy@luselaw.com

and

(b) if to Parent, to:

Fulton Financial Corporation

One Penn Square

Lancaster, Pennsylvania 17602

Attention:  Curtis J. Myers

    Natasha Luddington

Email:   Cmyers@fult.com

    NLuddington@fult.com

with a copy (which shall not constitute notice) to:

Holland & Knight LLP

800 17th Street N.W., Suite 1100

Washington, D.C. 20006

Attention:  Shawn Turner

Email:   shawn.turner@hklaw.com

9.4 Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company means the actual knowledge, after reasonable investigation, of any of the officers or employees of the Company listed on Section 9.4 of the Company Disclosure Schedules, and the “knowledge” of Parent means the actual knowledge, after reasonable investigation, of any of the Chief Executive Officer, Chief Financial Officer, Chief Risk Officer, or Chief Legal Officer of Parent. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made, (iii) the term “made available” means any document or other information that was (a) provided by one Party or its representatives to the other Parties and their representatives at least three (3) business days prior to the date hereof, (b) included in the virtual data room of a party at least one (1) business day prior to the date hereof or (c) filed by a Party with the SEC and publicly available on EDGAR at least one (1) business day prior to the date hereof, (iv) the term “ordinary course” means, with respect to any Party, conduct consistent with past practice and the normal day-to-day customs, practices and procedures of such Party, (v) the term “business day” means, any day other than a Saturday, a Sunday or a day on which banks in the State of Pennsylvania are authorized by law or executive order to be closed, (vi) any reference to any statute includes all amendments thereto and all rules and regulations promulgated thereunder, and (vii) all references to “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger unless otherwise indicated. All references to “dollars” or “$” in this Agreement are to United States dollars.

9.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the Company Disclosure Schedules, the Parent Disclosure Schedules, the Voting Agreements and the other documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the Parties and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

9.7 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the Board of Directors of Parent shall be subject to the laws of the State of Pennsylvania).

(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with Section 9.3.

9.8 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.10 Specific Performance. The Parties agree that irreparable damage may occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity.

9.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.12 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8) and 12 CFR § 4.32(b)) of a Governmental Entity by any Party to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.13 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FULTON FINANCIAL CORPORATION

By:	/s/ Curtis J. Myers
Name: Curtis J. Myers
Title: Chairman and Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BLUE FOUNDRY BANCORP

By:	/s/ James D. Nesci
Name: James D. Nesci
Title: President and CEO

[Signature Page to Merger Agreement]

Exhibit A

Form of Voting Agreement

EXHIBIT A

FORM OF

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of November 24, 2025, is entered into by and between Fulton Financial Corporation, a Pennsylvania corporation (“Parent”), and the undersigned stockholder, solely in his, her or its capacity as a stockholder, (the “Stockholder”) of Blue Foundry Bancorp, a Delaware corporation (the “Company”).

WHEREAS, pursuant to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and among Parent and the Company, among other things, the Company will be merged with and into Parent (the “Merger”), with Parent as the surviving corporation in the Merger;

WHEREAS, as of the date of this Agreement, the Stockholder owns beneficially or of record, and has the sole power to vote or direct the voting of, certain shares of common stock, par value $0.01 per share, of the Company (the “Common Stock” and all such shares, the “Existing Shares”);

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Company and its stockholders and (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger; and

WHEREAS, the Stockholder is supportive of the Merger Agreement and the transactions contemplated thereby, including the Merger, and this Agreement is further a condition and inducement for Parent to enter into the Merger Agreement.

NOW THEREFORE, in consideration of the foregoing, the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.

Effectiveness; Termination. This Agreement shall be effective upon execution hereof by all parties hereto. This Agreement shall automatically terminate and be null and void and of no effect upon the earlier to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms or (b) the Effective Time; provided, that (i) this Section 2 and Sections 12 through 19 hereof shall survive any such termination and (ii) such termination shall not relieve any party hereto of any liability or damages resulting from any willful or intentional and material breach of any of his, her or its representations, warranties, covenants or other agreements set forth herein.

3.

Voting Agreement. From the date hereof until the earlier of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), the Stockholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of the Company’s stockholders, however called, and in connection with any written consent of the Company’s stockholders, the Stockholder shall (i) be present (in person or by proxy) at such meeting or otherwise cause all of the Stockholder’s Existing Shares and all other shares of Common Stock or voting securities over which the Stockholder has acquired, after the date hereof, beneficial or record ownership and the sole power to vote or direct the voting thereof (including any such shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any Company Options, vesting of any Company Restricted Stock Awards or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities or otherwise) (together with the Existing Shares, the “Owned Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Owned Shares (A) in favor of the approval and adoption of the Merger Agreement (including any amendments or modifications of the terms thereof approved and adopted in accordance with the terms of the Merger Agreement), (B) in favor of any proposal to adjourn or postpone such meeting of Company’s stockholders to a later date if there are not sufficient votes to approve and adopt the Merger Agreement, (C) against any Acquisition Proposal, including any Superior Proposal, and (D) against any action, proposal, transaction, agreement or amendment of the Company Articles or Company Bylaws, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Stockholder contained in this Agreement or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger. During the Support Period, the Stockholder shall not vote to rescind or amend in any manner any prior vote or revoke any prior consent, in each case solely in his, her or its capacity as a stockholder of the Company, to adopt or approve the Merger Agreement or the Merger. The Stockholder further agrees to exercise all voting or other determination rights the Stockholder has in any trust or other legal entity to carry out the intent and purposes of the Stockholder’s obligations in this Section 3 and otherwise set forth in this Agreement. The Stockholder represents, covenants and agrees that, except for this Agreement, the Stockholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Owned Shares that would be inconsistent with the Stockholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Owned Shares, except any proxy to carry out the intent of and the Stockholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of the Company at the request of the Company’s Board of Directors in connection with election of directors or other routine matters at any annual or special meeting of the Company’s stockholders. The Stockholder represents, covenants and agrees that he, she or it has not entered into and will not enter into during the Support Period any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided, that nothing in this sentence will prohibit any Permitted Transfer. With respect to any other shares of Common Stock over which the Stockholder has shared voting power, during the Support Period, the Stockholder shall exercise his, her or its individual voting power over such shares, to the extent within his, her or its control, in a manner consistent with the Stockholder’s voting obligations under this Agreement with respect to the Owned Shares.

4.

Transfer Restrictions Prior to the Merger. The Stockholder hereby agrees that the Stockholder will not, from the date hereof until the earlier of (a) the end of the Support Period and (b) receipt of the Requisite Company Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, grant any proxy, consent or power of attorney (other than this Agreement) with respect to, or enter into any contract, option or other arrangement

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or understanding with respect to the sale, transfer, assignment, pledge, lien, conveyance, hypothecation or other transfer or disposition of, any of the Owned Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that the Stockholder may Transfer Owned Shares (i) upon the death of Stockholder to a descendant, heir, executor, administrator, testamentary trustee, lifetime trustee or legatee of the Stockholder pursuant to any trust or will of the Stockholder or by the laws of intestate succession, (ii) for bona fide estate and tax planning purposes to the Stockholder’s spouse or descendant or to any fiduciary arrangement for the primary benefit of the Stockholder’s spouse or descendant; (iii) in connection with the payment of any withholding taxes owed by the Stockholder in connection with any vesting, settlement or exercise, as applicable, of a Company Option or a Company Restricted Stock Award or (iv) that Parent may otherwise permit in advance in writing; provided that, in the case of the foregoing clauses (i), (ii), and (iv), prior to the effectiveness of such Transfer, such transferee executes and delivers to Parent and the Company an agreement that is substantially similar to this Agreement to the reasonable satisfaction of Parent or such other written agreement, in form and substance acceptable to Parent, to assume all of Stockholder’s obligations hereunder in respect of the Owned Shares subject to such Transfer and to be bound by the terms of this Agreement, with respect to the Owned Shares subject to such Transfer, to the same extent as the Stockholder is bound hereunder and to make each of the representations and warranties hereunder in respect of the Owned Shares Transferred as the Stockholder shall have made hereunder (any Transfer permitted in accordance with this Section 4, a “Permitted Transfer”). With respect to any other shares of Common Stock over which the Stockholder has shared disposition power, from the date hereof until the end of the Support Period, the Stockholder agrees to exercise the Stockholder’s individual disposition power over such shares, to the extent within his, her or its control, in a manner consistent with the Stockholder’s restrictions on Transfer under this Agreement with respect to the Owned Shares, it being understood that the Stockholder shall not have the power to cause other persons to restrict their disposition power accordingly.

5.

Representations of the Stockholder. The Stockholder represents and warrants as follows: (a) the Stockholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and legally binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms except as the enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors rights (whether enforce in law or in equity), and no other action is necessary to authorize the execution and delivery of this Agreement by the Stockholder or the performance of the Stockholder’s obligations hereunder; (c) the execution and delivery of this Agreement by the Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Owned Shares pursuant to, any agreement or other instrument or obligation binding upon the Stockholder or the Owned Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Stockholder’s Schedule 13D or 13G filed with the SEC, if applicable); (d) the Stockholder beneficially owns and has the sole power to vote or direct the voting of the Owned Shares, including all of the Stockholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by the Stockholder and over which the Stockholder, directly or indirectly, has sole voting and dispositive authority; (e) the Stockholder beneficially owns the Stockholder’s Existing Shares as set forth on Schedule A hereto free and

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clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement, or under applicable federal or state securities laws, or disclosed on the Stockholder’s Schedule 13D or 13G filed with the SEC, if applicable); (f) there is no legal action pending or threatened against the Stockholder that would reasonably be expected to impair the ability of the Stockholder to perform its obligations hereunder; and (g) the Stockholder does not have any agreements, arrangements or understandings of any kind with the Company or any other person (i) with respect to the Transfer or voting of the Owned Shares or the transactions contemplated hereby or (ii) that would conflict with, restrict, limit, violate or interfere with the performance of any of the Stockholder’s covenants and obligations hereunder. The Stockholder agrees that the Stockholder shall not take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing, impairing, delaying or adversely affecting in any material respect the performance by the Stockholder of the Stockholder’s obligations under this Agreement; provided, that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act.

6.

Publicity. The Stockholder hereby (a) authorizes the Company and Parent to publish and disclose in any announcement or disclosure in connection with the Merger, including in the S-4, the Proxy Statement, or any other filing with any Governmental Entity made in connection with the Merger, the Stockholder’s identity and ownership of the Stockholder’s Owned Shares, the nature of the Stockholder’s obligations under this Agreement and such other information that the Company or Parent reasonably determines is required in connection with such disclosure and (b) agrees to promptly provide to the Company and Parent any information that the Company or Parent may reasonably require for the preparation of any such disclosure documents. The Stockholder agrees to notify Parent as promptly as practicable of any inaccuracies or omissions in any information relating to the Stockholder that is so published or disclosed. The Stockholder shall not be permitted to make any public statement to the effect that Stockholder does not, or that other stockholders of the Company should not, support the Merger Agreement or the transactions contemplated thereby.

7.

Stock Dividends, Etc. In the event of any change in the Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the terms “Existing Shares” and “Owned Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

8.	Waiver of Appraisal and Dissenters’ Rights and Certain Other Actions.

(a)

To the fullest extent permitted by applicable law, the Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert, exercise or perfect, any rights of appraisal or rights to dissent in connection with the Merger or the other transactions contemplated by the Merger Agreement that the Stockholder may have with respect to the Owned Shares under applicable law.

(b)

The Stockholder hereby agrees not to commence or participate in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any proceeding, claim or action, derivative or otherwise, against Parent, the Company, or any of their respective Subsidiaries, successors, directors or officers (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger

4

Agreement (including any claim seeking to enjoin or delay the Closing), or (ii) to the fullest extent permitted under applicable law, alleging a breach of any duty of the Board of Directors of the Company or Parent in connection with the Merger Agreement, this Agreement, or the transactions contemplated thereby or hereby.

9.

Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Owned Shares or any legal or beneficial interest in or voting or other control over any of the Owned Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Owned Shares shall remain vested in and belong to the Stockholder, subject to the agreements of the parties hereto set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties hereto.

10.

Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

11.

Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party hereto would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party hereto of any provision contained in this Agreement, in addition to any other remedy to which the other parties hereto may be entitled whether at law or in equity (including monetary damages), each other party hereto shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereto hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party hereto further agrees that no party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party hereto irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

12.

Governing Law; Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law. Each party hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Chosen Courts, and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party hereto in any such action or proceeding will be effective if notice is given in accordance with Section 13.

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13.

Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (provided, that no transmission error is received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to the Stockholder, to his, her or its address set forth on the signature pages hereto (or at such other address for a party as shall be specified by like notice) and if to Parent or the Company, as applicable, in accordance with Section 9.3 of the Merger Agreement.

14.

Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

15.

Amendments; Waivers. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by Parent and the Stockholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

16.

Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH HERETO PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17.

No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to the Stockholder in the Stockholder’s capacity as a stockholder of the Company, and, to the extent the Stockholder serves as a member of the board of directors or as an officer of the Company, nothing in this Agreement shall limit or affect any actions or omissions taken by the Stockholder in the Stockholder’s capacity as a director or officer and not as a stockholder.

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18.

Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

19.

Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

20.

Spousal Consent. If a Stockholder is a married individual and any of its Owned Shares constitutes community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, such Stockholder shall deliver to Parent, concurrently herewith, a duly executed consent of such Stockholder’s spouse, in the form attached hereto as Schedule B.

[Signature pages follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

FULTON FINANCIAL CORPORATION

By:
Name:
Title:

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

By:
Name:
Address:

[Signature Page to Voting Agreement]

SCHEDULE A

Existing Share Information

Name of Stockholder	Existing Shares

SCHEDULE B

SPOUSAL CONSENT

The undersigned represents that the undersigned is the spouse of the Stockholder and that the undersigned is familiar with the terms of the Voting Agreement (the “Agreement”), entered into as of November 24, 2025, by and between Fulton Financial Corporation, a Pennsylvania corporation, and the undersigned’s spouse listed on Schedule A to the Agreement. The undersigned hereby agrees that the interest of the undersigned’s spouse in all property which is the subject of the Agreement shall be irrevocably bound by the terms of the Agreement and by any amendment, modification, waiver or termination signed by the undersigned’s spouse. The undersigned further agrees that the undersigned’s community property interest in all property which is the subject of the Agreement shall be irrevocably bound by the terms of the Agreement, and that the Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned. The undersigned further authorizes the undersigned’s spouse to amend, modify or terminate the Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by the undersigned’s spouse shall be binding on the community property interest of undersigned in all property which is the subject of the Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

Dated:____________________, 2025
Name:

Exhibit B

Form of Bank Merger Agreement

EXHIBIT B

FORM OF

BANK MERGER AGREEMENT

This Bank Merger Agreement (this “Agreement”), dated as of [•] [•], 202[•], is made by and between Fulton Bank, N.A., a national banking association (“Parent Bank”), and Blue Foundry Bank, a New Jersey-chartered nonmember stock savings bank (“Company Bank”). Each of Parent Bank and Company Bank may be referred to individually as a “Party,” or together as the “Parties.”

WITNESSETH:

WHEREAS, Parent Bank is a national banking association duly organized and validly existing under the laws of the United States, with its main office located at One Penn Square, P.O. Box 4887, Lancaster, Pennsylvania 17604, and having branch offices at the locations set forth on Schedule I. As of the date hereof, all the issued and outstanding capital stock of Parent Bank is owned directly by Fulton Financial Corporation, a Pennsylvania corporation (“Parent”);

WHEREAS, Company Bank is a New Jersey-chartered nonmember stock savings bank duly organized, validly existing and in good standing under the laws of the State of New Jersey, with its principal office located at 19 Park Ave, Rutherford, New Jersey 07070, and having branch offices at the locations set forth on Schedule II. As of the date hereof, all the issued and outstanding capital stock of Company Bank is owned directly by Blue Foundry Bancorp, a Delaware corporation (“Company”);

WHEREAS, Parent and Company have entered into an Agreement and Plan of Merger, dated as of November 24, 2025 (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Company will merge with and into Parent (the “Merger”), with Parent as the surviving corporation in the Merger;

WHEREAS, contingent upon the Merger, on the terms and subject to the conditions contained in this Agreement, the Parties intend to effect the merger of Company Bank with and into Parent Bank (the “Bank Merger”), with Parent Bank continuing as the surviving bank (the “Surviving Bank”);

WHEREAS, the Board of Directors of Parent Bank has deemed the Bank Merger advisable and in the best interests of Parent Bank, and has adopted resolutions authorizing and approving the execution and delivery of this Agreement and the transactions contemplated hereby, pursuant to the authority given by and in accordance with the provisions of The National Bank Act (the “Act”);

WHEREAS, the Board of Directors of Company Bank has deemed the Bank Merger advisable and in the best interests of Company Bank, and has adopted resolutions authorizing and approving the execution and delivery of this Agreement and the transactions contemplated hereby, pursuant to the authority given by and in accordance with the laws of the State of New Jersey; and

WHEREAS, the sole shareholder of Parent Bank and the sole stockholder of Company Bank have approved this Agreement, the Bank Merger and the principal terms thereof.

NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the Parties do hereby agree as follows:

ARTICLE I

BANK MERGER

Section 1.01 The Bank Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below) and pursuant to the Act, Company Bank shall be merged with and into Parent Bank in accordance with the provisions of, and with the effects provided in, applicable law (including 12 U.S.C. § 215c). At the Effective Time, the separate existence of Company Bank shall cease, and Parent Bank, as the Surviving Bank, shall continue its existence under the laws of the United States as a national banking association. The Surviving Bank shall be responsible for all the liabilities of every kind and description of each of the merging banks existing as of the Effective Time of the Bank Merger, all in accordance with the provisions of the Act. Immediately following the Effective Time, the Surviving Bank shall continue to operate the main office and each of the branches of Company Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch and shall continue to operate each of the branches of the Surviving Bank existing at the Effective Time, in each case without limiting the authority under applicable law of Parent Bank or of the Surviving Bank (as applicable) to close, relocate or otherwise make any change regarding any such branch.

Section 1.02 Closing. The closing of the Bank Merger will take place by electronic exchange of documents following the Merger or at such other time and date as is specified by Parent, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the Party or Parties entitled to satisfaction thereof, at such place as is agreed by the Parties.

Section 1.03 Effective Time. On the terms and subject to the conditions of this Agreement and subject to applicable law, the Bank Merger shall become effective as set forth in the certification of merger issued by the Office of the Comptroller of the Currency (“OCC”) (the date and time of such effectiveness being herein referred to as the “Effective Time”).

Section 1.04 Articles of Association and Bylaws of the Surviving Bank. The national bank charter, articles of association and bylaws of Parent Bank in effect immediately prior to the Effective Time shall be the national bank charter, articles of association and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.

Section 1.05 Name and Main Office. The name of the Surviving Bank shall be “Fulton Bank, N.A.” and the main office of the Surviving Bank shall be at One Penn Square, P.O. Box 4887, Lancaster, Pennsylvania.

Section 1.06 Directors and Officers of the Surviving Bank. As of the Effective Time, the directors and officers of the Surviving Bank shall be the persons serving as directors and officers, respectively, of Parent Bank immediately prior to the Effective Time.

Section 1.07 Tax Treatment. It is the intention of the Parties that the Bank Merger be treated for U.S. federal income tax purposes as a “tax free reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.

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ARTICLE II

TREATMENT OF SHARES

Section 2.01 Effect on Company Bank Capital Stock. At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Company Bank, all shares of Company Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

Section 2.02 Effect on Parent Bank Capital Stock. Each share of Parent Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger.

ARTICLE III

CAPITAL STOCK

Section 3.01 The amount of capital stock of the Surviving Bank after the Effective Time shall be $[•], divided into [•] shares of common stock, each of $2.50 par value and [•] shares of class Series A preferred stock, each of $2.50 par value. At the Effective Time, the Surviving Bank shall have a surplus of approximately $[•], undivided profits, including capital reserves, of approximately $[•] and accumulated other comprehensive income of approximately $[•], adjusted, however, for normal and merger-related earnings and expenses between [•] [•], 202[•] and the Effective Time.

ARTICLE IV

COVENANTS

Section 4.01 If at any time the Surviving Bank shall reasonably require that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of Company Bank as of the Effective Time or otherwise carry out the provisions hereof, the proper officers and directors of Company Bank, as of the Effective Time, and thereafter the officers of the Surviving Bank acting on behalf of Company Bank, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.

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ARTICLE V

CONDITIONS PRECEDENT

Section 5.01 The Bank Merger and the respective obligations of each Party to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:

a. The approval of the OCC under 12 U.S.C. § 215c and 12 U.S.C. § 1828(c) with respect to the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired; and all other material consents, approvals, permissions, and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.

b. The Merger shall have been consummated in accordance with the terms of the Merger Agreement.

c. No jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Bank Merger.

d. This Agreement and the Bank Merger shall have been approved, or ratified and confirmed, as applicable, by the sole shareholder of Parent Bank and the sole stockholder of Company Bank.

ARTICLE VI

TERMINATION AND AMENDMENT

Section 6.01 Termination. This Agreement may be terminated at any time prior to the Effective Time by a written instrument executed by each of the Parties. This Agreement will terminate automatically without any action by the Parties upon the termination of the Merger Agreement as therein provided.

Section 6.02 Amendment. This Agreement may be amended by an instrument in writing signed on behalf of each of the Parties.

ARTICLE VII

GENERAL PROVISIONS

Section 7.01 Representations and Warranties. Each of the Parties represents and warrants that this Agreement has been duly authorized, executed and delivered by such Party and constitutes the legal, valid and binding obligation of such Party, enforceable against it in accordance with the terms hereof.

Section 7.02 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be duly deemed given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

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If to Parent Bank, to:

Fulton Bank, N.A.

One Penn Square

Lancaster, Pennsylvania 17602

Attention: Curtis J. Myers; Natasha Luddington

E-mail: Cmyers@fult.com; NLuddington@fult.com

With a copy (which shall not constitute notice) to:

Holland & Knight LLP

1801 California Street, Suite 5000

Denver, Colorado 80202

Attention: Shawn M. Turner

E-mail: shawn.turner@hklaw.com

If to Company Bank, to:

Blue Foundry Bank

19 Park Avenue

Rutherford. New Jersey 07070

Attention: James D. Nesci

E-mail: jnesci@bluefoundrybank.com

With a copy (which shall not constitute notice) to:

Luse Gorman PC

5335 Wisconsin Avenue NW, #780

Washington, D.C. 20015

Attention: John Gorman; Marc Levy

E-mail: jgorman@luselaw.com; mlevy@luselaw.com

Section 7.04 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.

Section 7.05 Counterparts. This Agreement may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

Section 7.06 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement, other than the Merger Agreement.

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Section 7.07 Governing Law; WAIVER OF JURY TRIAL. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to any applicable conflicts of law principles, except to the extent that the federal laws of the United States shall be applicable hereto. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

Section 7.08 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 7.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 7.09 shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts by their duly authorized officers as of the day and year first above written.

FULTON BANK, N.A.

By: [•]
Title: [•]

BLUE FOUNDRY BANK

By: [•]
Title: [•]

[Signature Page to Bank Merger Agreement]

SCHEDULE I

Affiliate	Financial Center #	Financial Center	Address1	Address2	City	State	Zip	Phone	County
Fulton Bank	285	1111 South Broad	1111 South Broad St		Philadelphia	PA	19147	215-861-1101	Philadelphia

Fulton Bank	300	1601 Market Street	1601 Market St		Philadelphia	PA	19103	215-563-3600	Philadelphia

Fulton Bank	288	1722 South Broad	1722 South Broad St		Philadelphia	PA	19145	215-389-2316	Philadelphia

Fulton Bank	241	25th Street	2405 Nazareth Rd		Easton	PA	18045	610-258-7201	Northampton

Fulton Bank	304	Abington	1408 Old York Rd		Abington	PA	19001	215-885-0748	Montgomery, PA

Fulton Bank	287	Allegheny	2646 East Allegheny Ave		Philadelphia	PA	19134	215-427-3333	Philadelphia

Fulton Bank	058	Allentown	20 North Main St		Allentown	NJ	08501	609-259-9600	Monmouth

Fulton Bank	095	Alloway	48 South Greenwich Rd	PO Box 289	Alloway	NJ	08001	856-935-5300	Salem

Fulton Bank	19	Arundel Preserve	7692 Dorchester Blvd		Hanover	MD	21076	410-799-6680	Anne Arundel

Fulton Bank	275	Barnegat	870 West Bay Ave		Barnegat	NJ	08005	609-660-8800	Ocean

Fulton Bank	298	Bear	100 Eden Circle		Bear	DE	19701	302-595-0315	New Castle

Fulton Bank	263	Beaver Springs	19639 Route 522		Beaver Springs	PA	17812	570-658-4700	Snyder

Fulton Bank	099	Beckett	22 Village Center Dr		Logan Township	NJ	08085	856-467-3400	Gloucester

Fulton Bank	076	Bellmawr	301 West Browning Rd		Bellmawr	NJ	08031	856-933-5201	Camden

Fulton Bank	309	Bensalem	2734 Street Rd		Bensalem	PA	19020	215-645-9533	Bucks

Fulton Bank	319	Berlin	220 North Route 73		West Berlin	NJ	08091	856-767-6016	Camden

Fulton Bank	273	Bloomsburg	37 West Main St		Bloomsburg	PA	17815	570-784-1144	Columbia

Fulton Bank	225	Bonney Road	4429 Bonney Rd	Suite 100	Virginia Beach	VA	23462	757-463-2265	Virginia Beach (City)

Fulton Bank	093	Bordentown	5500 K. Johnson Blvd		Bordentown	NJ	08505	609-424-0010	Burlington

Fulton Bank	279	Brewerytown	2700 West Girard Ave		Philadelphia	PA	19130	215-430-6607	Philadelphia

Fulton Bank	253	Brookside Road	1995 Brookside Rd		Macungie	PA	18062	610-366-6460	Lehigh

Fulton Bank	311	Broomall	1998 Sproul Rd		Broomal	PA	19008	610-492-9268	Delaware

Fulton Bank	215	Cape Horn	3191 Cape Horn Rd		Red Lion	PA	17356	717-771-4301	York

Fulton Bank	100	Carneys Point	221 Shell Rd		Carneys Point	NJ	08069	856-299-9200	Salem

Fulton Bank	212	Cedar Crest	1764 Quentin Rd		Lebanon	PA	17042	717-274-6542	Lebanon

Affiliate	Financial Center #	Financial Center	Address1	Address2	City	State	Zip	Phone	County
Fulton Bank	313	Cherry Hill	399 Route 70 East		Cherry Hill	NJ	08034	856-216-8470	Camden

Fulton Bank	318	Cherry Hill Mall	475 Haddonfield Rd		Cherry Hill	NJ	08002	856-532-0669	Camden

Fulton Bank	245	Chestnut Street	1137 Chestnut St		Emmaus	PA	18049	610-967-1964	Lehigh

Fulton Bank	259	City Line Plaza	2005 City Line Rd		Bethlehem	PA	18017	610-332-7680	Lehigh

Fulton Bank	078	Clayton	35 North Delsea Dr		Clayton	NJ	08312	856-863-4551	Gloucester

Fulton Bank	211	Cleona	433 West Penn Ave		Cleona	PA	17042	717-274-6537	Lebanon

Fulton Bank	33	Clinton	7810 Old Branch Ave		Clinton	MD	20735	301-868-1215	Prince Georges

Fulton Bank	149	Cocalico	2350 North Reading Rd	Suite 14	Denver	PA	17517	717-336-4888	Lancaster

Fulton Bank	187	Cocoa Avenue	1212 Cocoa Ave		Hershey	PA	17033	717-533-4351	Dauphin

Fulton Bank	126	Columbia Avenue	2099 Columbia Ave		Lancaster	PA	17603	717-291-2691	Lancaster

Fulton Bank	10	Cross Keys	96 Village Sq		Baltimore	MD	21210	410-433-1990	Baltimore (City)

Fulton Bank	328	Deptford	1750 Deptford Center Rd		Deptford	NJ	08096	856-537-9413	Gloucester

Fulton Bank	257	Downtown Bethlehem	1 East Broad St		Bethlehem	PA	18018	610-814-6071	Northampton

Fulton Bank	30	Downtown Columbia	11000 Broken Land Pkwy	Suite 118	Columbia	MD	21044	410-730-5000	Howard

Fulton Bank	30	Downtown Columbia (Drive-Thru) (same cost center as FC)	10520 Little Patuxent Pkwy		Columbia	MD	21044	410-730-0710	Howard

Fulton Bank	38	Downtown Elkton	130 North St		Elkton	MD	21921	410-398-3900	Cecil

Fulton Bank	129	Downtown Harrisburg	200 North 3rd St		Harrisburg	PA	17101	717-255-7651	Dauphin

Fulton Bank	209	Downtown Lebanon	555 Willow St	PO Box 1285	Lebanon	PA	17042	717-274-6900	Lebanon

Fulton Bank	214	Downtown York	30 South George St		York	PA	17401	717-771-4224	York

Fulton Bank	178	Doylestown	379 North Main St		Doylestown	PA	18901	215-345-5100	Bucks

Fulton Bank	290	Drexel Hill	1270 Township Line Rd		Drexel Hill	PA	19026	610-853-2505	Delaware

Fulton Bank	21	Dual Highway	1640 Dual Hwy		Hagerstown	MD	21740	301-791-8526	Washington

Fulton Bank	119	East Petersburg	5998 Main St		East Petersburg	PA	17520	717-581-3200	Lancaster

Fulton Bank	237	Easton	360 Northampton St		Easton	PA	18042	610-250-2350	Northampton

Fulton Bank	050	Edison	1943 Oak Tree Rd		Edison	NJ	08820	732-494-8444	Middlesex

Affiliate	Financial Center #	Financial Center	Address1	Address2	City	State	Zip	Phone	County
Fulton Bank	089	Egg Harbor Township	4004 English Creek Ave		Egg Harbor Township	NJ	08234	609-484-0523	Atlantic

Fulton Bank	151	Elizabethtown	1641 South Market St		Elizabethtown	PA	17022	717-367-3800	Lancaster

Fulton Bank	5	Ellicott City	9151 Baltimore National Pike		Ellicott City	MD	21042	410-418-8500	Howard

Fulton Bank	102	Elmer	25 North Main St	PO Box 560	Elmer	NJ	08318	856-358-8121	Salem

Fulton Bank	121	Ephrata	130 North Reading Rd		Ephrata	PA	17522	717-738-4224	Lancaster

Fulton Bank	173	Exeter	4001 Perkiomen Ave		Reading	PA	19606	610-779-6737	Berks

Fulton Bank	235	Exton	155 East Swedesford Rd		Exton	PA	19341	610-363-1830	Chester

Fulton Bank	16	Fairgrounds Plaza	67 W Aylesbury Rd		Timonium	MD	21093	410-560-1667	Baltimore

Fulton Bank	307	Fairless Hills	599 South Oxford Valley Rd		Fairless Hills	PA	19030	215-377-9080	Bucks

Fulton Bank	308	Feasterville	305 East Street Rd		Feasterville	PA	19053	215-876-6722	Bucks

Fulton Bank	284	Federal Hill	1100 Light St	Suite A	Baltimore	MD	21230	410-649-7509	Baltimore (City)

Fulton Bank	35	Federal Plaza	12266 Rockville Pike	Suite G	Rockville	MD	20852	301-770-6625	Montgomery, MD

Fulton Bank	052	Flemington	194 Route 31 North		Flemington	NJ	08822	908-806-2265	Hunterdon

Fulton Bank	240	Forks Township	1945 Sullivan Trail		Easton	PA	18040	610-250-1218	Northampton

Fulton Bank	060	Freehold	2 Village Center Dr		Freehold	NJ	07728	732-845-1000	Monmouth

Fulton Bank	081	Galloway	215 East Jimmie Leeds Rd		Galloway	NJ	08205	609-404-7950	Atlantic

Fulton Bank	122	Gap	5360 Lincoln Hwy	Bldg # 30	Gap	PA	17527	717-442-4165	Lancaster

Fulton Bank	160	Georgetown	21035 Dupont Blvd	Mailing address: PO Box 520 Georgetown, DE 19947	Georgetown	DE	19947	302-855-2406	Sussex

Fulton Bank	316	Glassboro	100 William Dalton Drive		Glassboro	NJ	08028	856-582-0520	Gloucester

Fulton Bank	321	Gloucester Township	1400 Blackwood Clementon Rd		Clementon	NJ	08021	856-545-9591	Camden

Fulton Bank	135	Granite Run	451 Granite Run Dr		Lancaster	PA	17601	717-581-3211	Lancaster

Fulton Bank	297	Grant Avenue	1650 Grant Ave		Philadelphia	PA	19115	215-268-1968	Philadelphia

Fulton Bank	31	Greenbelt	7505 Greenway Center Dr		Greenbelt	MD	20770	301-220-0733	Prince Georges

Fulton Bank	138	Greenfield	528 Greenfield Rd		Lancaster	PA	17601	717-291-2714	Lancaster

Fulton Bank	152	Guthriesville	1267 Horseshoe Pike		Downingtown	PA	19335	610-873-4740	Chester

Fulton Bank	105	Hackettstown	901 High St, Route 517		Hackettstown	NJ	07840	908-850-1159	Warren

Affiliate	Financial Center #	Financial Center	Address1	Address2	City	State	Zip	Phone	County
Fulton Bank	314	Haddonfield	30 Kings Hwy East		Haddonfield	NJ	08033	856-857-9600	Camden

Fulton Bank	170	Hamburg	100 South Third St		Hamburg	PA	19526	610-562-3804	Berks

Fulton Bank	065	Hamilton Square	2460 Whitehorse-Hamilton Square Rd		Hamilton Square	NJ	08690	609-584-5840	Mercer

Fulton Bank	254	Hamilton Street	1928 Hamilton St		Allentown	PA	18104	610-366-6470	Lehigh

Fulton Bank	232	Hanbury Village	217 Hanbury Rd East		Chesapeake	VA	23322	757-482-2114	Chesapeake (City)

Fulton Bank	166	Hanover	61 Wilson Ave		Hanover	PA	17331	717-632-3290	York

Fulton Bank	234	Herndon	625 Elden St		Herndon	VA	20170	703-318-8881	Fairfax

Fulton Bank	044	Hillsborough	601 Route 206 North		Hillsborough	NJ	08844	908-281-4009	Somerset

Fulton Bank	229	Hilltop	1616 Laskin Rd		Virginia Beach	VA	23451	757-228-7548	Virginia Beach (City)

Fulton Bank	261	Hummels Wharf	1255 North Susquehanna Trail	PO Box 241	Hummels Wharf	PA	17831	570-743-7786	Snyder

Fulton Bank	132	Hummelstown	119 West Main St		Hummelstown	PA	17036	717-255-7671	Dauphin

Fulton Bank	062	Jackson	139 Manhattan St		Jackson	NJ	08527	732-905-8800	Ocean

Fulton Bank	194	Jennersville	861 West Baltimore Pike		West Grove	PA	19390	610-869-4464	Chester

Fulton Bank	064	Kennedy Boulevard	205 East Kennedy Blvd		Lakewood	NJ	08701	732-942-8484	Ocean

Fulton Bank	193	Kennett Square	501 Schoolhouse Rd		Kennett Square	PA	19348	610-444-4977	Chester

Fulton Bank	233	Landstown Commons	3545 Dam Neck Rd		Virginia Beach	VA	23453	757-468-1498	Virginia Beach (City)

Fulton Bank	161	Laurel	30204 Sussex Highway	Mailing address: PO Box 9 Laurel, DE 19956	Laurel	DE	19956	302-875-2136	Sussex

Fulton Bank	130	Leola	65 West Main St		Leola	PA	17540	717-656-2551	Lancaster

Fulton Bank	165	Lewes	34346 Carpenters Way		Lewes	DE	19958	302-644-4900	Sussex

Fulton Bank	264	Lewisburg	70 International Dr		Lewisburg	PA	17837	570-524-2216	Union

Fulton Bank	188	Lititz North	2 Copperfield Circle		Lititz	PA	17543	717-626-1888	Lancaster

Fulton Bank	139	Lititz South	1060 Lititz Pike		Lititz	PA	17543	717-291-2770	Lancaster

Fulton Bank	24	Long Meadow	1585 Potomac Ave		Hagerstown	MD	21742	301-791-8529	Washington

Fulton Bank	324	Lumberton	1544 Route 38		Lumberton	NJ	08048	609-534-7184	Burlington

Affiliate	Financial Center #	Financial Center	Address1	Address2	City	State	Zip	Phone	County
Fulton Bank	269	Mahoning Township	1113 Bloom Road		Danville	PA	17821	570-275-7944	Montour

Fulton Bank	092	Manahawkin	324 Route 72 West		Manahawkin	NJ	08050	609-597-6771	Ocean

Fulton Bank	231	Manassas	9012 Church St		Manassas	VA	20110	703-330-0246	Manassas (City)

Fulton Bank	123	Manheim	1 Market Square		Manheim	PA	17545	717-665-2231	Lancaster

Fulton Bank	131	Manor Shopping Center	1216 Millersville Pike		Lancaster	PA	17603	717-291-2721	Lancaster

Fulton Bank	073	Mantua	200 Bridgeton Pike		Mantua	NJ	08051	856-468-7700	Gloucester

Fulton Bank	048	Manville	40 North Main St		Manville	NJ	08835	908-541-0404	Somerset

Fulton Bank	317	Marlton	780 Route 70 West		Marlton	NJ	08053	856-983-0586	Burlington

Fulton Bank	302	Mayfair	7300 Frankford Ave		Philadelphia	PA	19136	215-708-9490	Philadelphia

Fulton Bank	322	Medford	2 Skeet Rd		Medford	NJ	08055	609-678-4300	Burlington

Fulton Bank	306	Media	448 East Baltimore Ave		Media	PA	19063	610-565-3906	Delaware

Fulton Bank	218	Memory Lane	185 Memory Lane		York	PA	17402	717-771-4313	York

Fulton Bank	260	Middleburg	227 East Main St		Middleburg	PA	17842	570-837-1881	Snyder

Fulton Bank	159	Middletown	468 West Main St		Middletown	DE	19709	302-378-4575	New Castle

Fulton Bank	267	Mill Street	630 Mill St	Mailing Address: PO Box 279 Danville, PA 17821	Danville	PA	17821	570-275-3740	Montour

Fulton Bank	157	Millcreek	3812 Kirkwood Highway		Wilmington	DE	19808	302-571-1600	New Castle

Fulton Bank	164	Millsboro	28581 Dupont Blvd		Millsboro	DE	19966	302-934-3700	Sussex

Fulton Bank	181	Montgomeryville	710 Upper State Rd		North Wales	PA	19454	215-412-3400	Montgomery, PA

Fulton Bank	320	Moorestown	230 Marter Ave		Moorestown	NJ	08057	856-533-4475	Burlington

Fulton Bank	111	Mountain Avenue	176 Mountain Ave		Hackettstown	NJ	07840	908-979-4050	Warren

Fulton Bank	120	Mountville	305 Highland Dr		Mountville	PA	17554	717-285-4528	Lancaster

Fulton Bank	262	Mt Pleasant Mills	8413 Route 104		Mt. Pleasant Mills	PA	17853	570-539-8804	Snyder

Fulton Bank	171	Muhlenberg	3045-16 North Fifth Street Highway		Reading	PA	19605	610-921-3108	Berks

Affiliate	Financial Center #	Financial Center	Address1	Address2	City	State	Zip	Phone	County
Fulton Bank	210	Myerstown	200 West Lincoln Ave		Myerstown	PA	17067	717-866-6571	Lebanon

Fulton Bank	071	National Park	207 North Grove Ave		National Park	NJ	08063	856-853-7300	Gloucester

Fulton Bank	247	Nazareth	4025 Jandy Blvd		Nazareth	PA	18064	610-746-1713	Northampton

Fulton Bank	107	Netcong	9 Ledgewood Ave		Netcong	NJ	07857	973-347-1443	Morris

Fulton Bank	147	New Holland	696 East Main St		New Holland	PA	17557	717-354-6800	Lancaster

Fulton Bank	156	Newark	287 East Main St	Suite 105	Newark	DE	19711	302-737-7766	New Castle

Fulton Bank	222	Newberrytown	2220 Old Trail Rd		Etters	PA	17319	717-932-9528	York

Fulton Bank	202	North Atherton	2017 North Atherton St		State College	PA	16803	814-272-0166	Centre

Fulton Bank	155	North Wilmington	800 Foulk Rd		Wilmington	DE	19803	302-407-3291	New Castle

Fulton Bank	281	North Wolfe Street	929 North Wolfe St		Baltimore	MD	21205	410-649-3150	Baltimore (City)

Fulton Bank	327	Northfield	331 Tilton Rd	Suite 18	Northfield	NJ	08225	609-833-9137	Atlantic

Fulton Bank	283	Northwood Commons	4101 Loch Raven Blvd		Baltimore	MD	21218	410-843-9052	Baltimore (City)

Fulton Bank	162	Ocean View	60 Atlantic Ave		Ocean View	DE	19970	302-539-8031	Sussex

Fulton Bank	293	Oregon Avenue	1834 West Oregon Ave		Philadelphia	PA	19145	215-755-7740	Philadelphia

Fulton Bank	128	Oregon Pike	481 Royer Dr		Lancaster	PA	17601	717-581-3207	Lancaster

Fulton Bank	108	Oxford - NJ	157 Route 31 South		Oxford	NJ	07863	908-453-3116	Warren

Fulton Bank	145	Oxford Commons - PA	300 Commons Dr		Oxford	PA	19363	610-932-2100	Chester

Fulton Bank	227	Oyster Point	601 Thimble Shoals Blvd	Suite 101	Newport News	VA	23606	757-596-9122	Newport News (City)

Fulton Bank	238	Palmer	4001 William Penn Hwy		Easton	PA	18045	610-250-9282	Northampton

Fulton Bank	208	Palmyra	901 East Main St		Palmyra	PA	17078	717-838-5483	Lebanon

Fulton Bank	230	Parham & Broad	8215 West Broad St		Richmond	VA	23294	804-726-3630	Henrico

Fulton Bank	144	Parkesburg	100 West First Ave		Parkesburg	PA	19365	610-857-5005	Chester

Fulton Bank	077	Paulsboro	653 West Broad St		Paulsboro	NJ	08066	856-423-8822	Gloucester

Fulton Bank	118	Penn Square	One Penn Square		Lancaster	PA	17602	717-291-2499	Lancaster

Fulton Bank	294	Pennsport	238 Moore St, #A		Philadelphia	PA	19148	215-755-2781	Philadelphia

Affiliate	Financial Center #	Financial Center	Address1	Address2	City	State	Zip	Phone	County
Fulton Bank	101	Pennsville	125 South Broadway		Pennsville	NJ	08070	856-678-3133	Salem

Fulton Bank	206	Pine Grove	55 South Tulpehocken St		Pine Grove	PA	17963	570-345-2151	Schuylkill

Fulton Bank	070	Pitman	101 North Broadway		Pitman	NJ	08071	856-582-0900	Gloucester

Fulton Bank	305	Plymouth Meeting	423 West Germantown Pike		Plymouth Meeting	PA	19462	484-530-5080	Montgomery, PA

Fulton Bank	172	Pottstown	799 State St	Pottstown Plaza	Pottstown	PA	19464	610-970-9935	Montgomery, PA

Fulton Bank	134	Progress Avenue	200 Nationwide Dr		Harrisburg	PA	17110	717-255-7691	Dauphin

Fulton Bank	141	Quarryville	200 Townsedge Dr		Quarryville	PA	17566	717-786-2727	Lancaster

Fulton Bank	168	Reading	210 North Fifth St		Reading	PA	19601	610-898-8360	Berks

Fulton Bank	163	Rehoboth Beach	20281 Coastal Highway		Rehoboth Beach	DE	19971	302-227-0330	Sussex

Fulton Bank	14	River Hill	6030 Daybreak Circle		Clarksville	MD	21029	410-531-7000	Howard

Fulton Bank	14	River Hill (Drive-Thru) (same cost center as FC)	6005 Daybreak Circle		Clarksville	MD	21029	410-423-8249	Howard

Fulton Bank	112	Rockaway	272 Route 46 East		Rockaway	NJ	07866	973-586-0630	Morris

Fulton Bank	103	Rosenhayn	755 Morton Ave		Bridgeton	NJ	08302	856-455-3500	Cumberland

Fulton Bank	258	Saucon Valley	3060 Center Valley Pkwy	Suite 839	Center Valley	PA	18034	610-332-9012	Lehigh

Fulton Bank	203	Schaefferstown	1374 Heidelberg Ave	PO Box 326	Schaefferstown	PA	17088	717-949-6506	Lebanon

Fulton Bank	299	Scott’s Addition	3210 West Broad St		Richmond	VA	23230	804-583-4225	Richmond City

Fulton Bank	271	Shamokin	100 West Independence St		Shamokin	PA	17872	570-644-0861	Northumberland

Fulton Bank	323	Sicklerville	610 Cross Keys Rd		Sicklerville	NJ	08081	856-885-2400	Camden

Fulton Bank	140	Silver Spring Commons	6520 Carlisle Pike	Suite 600	Mechanicsburg	PA	17050	717-255-7695	Cumberland

Fulton Bank	133	Skyline View	7799 Allentown Blvd	Suite 300	Harrisburg	PA	17112	717-255-7681	Dauphin

Fulton Bank	325	Somers Point	199 New Rd		Somers Point	NJ	08244	609-365-3365	Atlantic

Fulton Bank	043	Somerville	103 West End Ave		Somerville	NJ	08876	908-704-1188	Somerset

Fulton Bank	043	Somerville (Drive-Thru) (same cost center as FC)	50 West End Ave		Somerville	NJ	08876	908-575-7300	Somerset

Fulton Bank	125	South Duke Street	860 South Duke St		Lancaster	PA	17602	717-291-2681	Lancaster

Fulton Bank	28	South End Shopping Center	1107 East Maryland Ave		Hagerstown	MD	21740	240-382-6381	Washington

Affiliate	Financial Center #	Financial Center	Address1	Address2	City	State	Zip	Phone	County
Fulton Bank	054	South Plainfield	4900 Hadley Center Dr		South Plainfield	NJ	07080	908-561-9160	Middlesex

Fulton Bank	217	South Queen Street	2057 South Queen St		York	PA	17403	717-771-4319	York

Fulton Bank	180	Southampton	736 Street Rd		Southampton	PA	18966	215-322-5400	Bucks

Fulton Bank	296	Spring Garden	2133 Spring Garden St		Philadelphia	PA	19130	215-665-9363	Philadelphia

Fulton Bank	169	Spring Towne Center	2677A Shillington Rd		Sinking Spring	PA	19608	610-678-6881	Berks

Fulton Bank	228	Stony Point	9030 Stony Point Pkwy	Suite 150	Richmond	VA	23235	804-565-4400	Richmond City

Fulton Bank	097	Swedesboro	179 Kings Highway		Woolwich Township	NJ	08085	856-467-0505	Gloucester

Fulton Bank	251	Tilghman Street	4127 Tilghman St		Allentown	PA	18104	610-366-6400	Lehigh

Fulton Bank	201	Trindle Road	3344 Trindle Rd		Camp Hill	PA	17011	717-737-2937	Cumberland

Fulton Bank	143	Union Square	3821 Union Deposit Rd		Harrisburg	PA	17109	717-255-7670	Dauphin

Fulton Bank	286	University Place	4101 Market St	Suite 130	Philadelphia	PA	19104	215-252-9980	Philadelphia

Fulton Bank	312	Voorhees	101 Laurel Oak Rd		Voorhees	NJ	08043	856-784-7097	Camden

Fulton Bank	184	Warminster	603 York Rd		Warminster	PA	18974	215-441-5200	Bucks

Fulton Bank	051	Warren	34 Mountain Blvd		Warren	NJ	07059	908-757-9444	Somerset

Fulton Bank	315	Washington Township	401 Ganttown Rd		Sewell	NJ	08080	856-589-0204	Gloucester

Fulton Bank	198	West Chester	116 West Market St		West Chester	PA	19382	610-918-8810	Chester

Fulton Bank	197	West Goshen	1201 West Chester Pike		West Chester	PA	19382	610-692-2614	Chester

Fulton Bank	027	West Side	830 West Franklin St		Hagerstown	MD	21740	301-791-8513	Washington

Fulton Bank	219	Westgate	1500 Kenneth Rd		York	PA	17408	717-771-4354	York

Fulton Bank	41	Westview Corner	5211 Presidents Ct		Frederick	MD	21703	301-228-2450	Frederick

Fulton Bank	083	Williamstown	315 South Black Horse Pike		Williamstown	NJ	08094	856-740-0996	Gloucester

Fulton Bank	136	Willow Valley	2430 Willow Street Pike		Lancaster	PA	17602	717-291-2536	Lancaster

Fulton Bank	250	Wind Gap	856 South Broadway		Wind Gap	PA	18091	610-863-7800	Northampton

Fulton Bank	057	Windsor	1386 US 130 & Main St		Windsor	NJ	08561	609-426-1000	Mercer

Affiliate	Financial Center #	Financial Center	Address1	Address2	City	State	Zip	Phone	County
Fulton Bank	207	Womelsdorf	2400 Conrad Weiser Pkwy		Womelsdorf	PA	19567	610-589-4542	Berks

Fulton Bank	069	Woodbury	100 Park Ave		Woodbury	NJ	08096	856-845-0700	Gloucester

Fulton Bank	094	Woodstown	1 South Main St		Woodstown	NJ	08098	856-769-0040	Salem

Fulton Bank	303	Wynnewood	35 East Wynnewood Rd		Wynnewood	PA	19096	610-642-3549	Montgomery, PA

Fulton Bank	174	Wyomissing	2100 Van Reed Rd		West Lawn	PA	19609	610-376-4404	Berks

Fulton Bank	282	Yard 56	5715 Eastern Ave		Baltimore	MD	21224	410-843-2040	Baltimore (City)

Fulton Bank	179	Yardley	101 Floral Vale Blvd		Yardley	PA	19067	215-579-6100	Bucks

SCHEDULE II

Name	Street Address	City	County	State	Zip Code
Main Office Branch	19 Park Ave	Rutherford	Bergen	NJ	07070
Mahwah Branch	4 E Ramapo Ave	Mahwah	Bergen	NJ	07430
753 Ridge Road Branch	753 Ridge Rd	Lyndhurst	Bergen	NJ	07071
280 Union Ave Branch	280 Union Ave	Rutherford	Bergen	NJ	07070
250 West Passaic Branch	250 W Passaic St	Rochelle Park	Bergen	NJ	07662
319 Franklin Ave Branch	319 Franklin Ave	Wyckoff	Bergen	NJ	07481
Hillsdale Branch	440 Hillsdale Ave	Hillsdale	Bergen	NJ	07642
Glen Rock Branch	217 Rock Rd	Glen Rock	Bergen	NJ	07452
East Ridgewood Branch	235 E Ridgewood Ave	Ridgewood	Bergen	NJ	07450
Hackensack Branch	150 River St	Hackensack	Bergen	NJ	07601
Glen Ridge Branch	222 Ridgewood Ave	Glen Ridge	Essex	NJ	07028
Montgomery Street Branch	123 Montgomery St	Jersey City	Hudson	NJ	07302
Hoboken Branch	334 Washington St	Hoboken	Hudson	NJ	07030
Dunellen Branch	100 S Washington Ave	Dunellen	Middlesex	NJ	08812
60 Beaverbrook Road Branch	60 Beaverbrook Rd	Lincoln Park	Morris	NJ	07035
Florham Park Branch	209 Ridgedale Ave	Florham Park	Morris	NJ	07932
Montville Branch	448 Main Rd	Towaco	Morris	NJ	07082
Chatham Branch	453 Main St	Chatham	Morris	NJ	07928
Clifton Branch	102 Kingsland Rd	Clifton	Passaic	NJ	07014
Union Branch	1011b Morris Ave	Union	Union	NJ	07083